UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TRANSLATE BIO, INC.

(Name of Subject Company)

TRANSLATE BIO, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

89374L104

(CUSIP Number of Class of Securities)

Ronald C. Renaud Jr.

Chairperson and Chief Executive Officer

Translate Bio, Inc.

29 Hartwell Avenue

Lexington, Massachusetts, 02421

(617) 945-7361

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Krishna Veeraraghavan, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Translate Bio, Inc., a Delaware corporation (“Translate Bio”). The address of the principal executive offices of Translate Bio is 29 Hartwell Avenue, Lexington, Massachusetts, 02421, and our telephone number is (617) 945-7361. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Translate Bio” refer to Translate Bio, Inc.

(b)	Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock of Translate Bio, $0.001 par value per share (collectively, the “Shares”). As of August 9, 2021, there were (i) 75,590,892 Shares issued and outstanding, (ii) 12,196,580 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Stock Options”) and (iii) 19,753 Shares estimated to be subject to outstanding purchase rights under the Translate Bio Employee Stock Purchase Plan (the “ESPP”) (assuming the closing price per Share as reported on the purchase date for the current offering period was equal to the Offer Price (as defined below)).

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

The name, address and telephone number of Translate Bio, which is the person filing this Schedule 14D-9, are set forth in “Item 1. Subject Company Information—Name and Address” above.

(b)	Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 16, 2021 (together with any amendments and supplements thereto, the “Schedule TO”) by (i) Sanofi, a French société anonyme (“Sanofi”), (ii) Aventis Inc., a Delaware corporation and wholly owned subsidiary of Sanofi (“Aventis”), and (iii) Vector Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Aventis (“Purchaser”). The Schedule TO relates to the tender offer to acquire all of the outstanding Shares for $38.00 per Share (the “Offer Price”), to be paid to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”).

The Offer to Purchase and the Letter of Transmittal are being mailed to our stockholders together with this Schedule 14D-9 and are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 2, 2021 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), among Sanofi, Purchaser, and Translate Bio. A more complete description of the Merger Agreement can be found in Section 11 of the Offer to Purchase under the caption “The Merger Agreement; Other Agreements” and a copy of the Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and each is incorporated herein by reference.

The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, subject to the terms and conditions of the Merger Agreement, and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable legal requirements, Purchaser will merge with and into Translate Bio (the “Merger”), the separate existence of Purchaser will cease and Translate Bio will continue as the surviving corporation and an indirect wholly owned subsidiary of Sanofi (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of the Translate Bio stockholders. In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (being such date and at such time as the certificate of merger in respect of the Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time and date as may be agreed upon by the parties to the Merger Agreement in writing and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”) (other than Shares (a) held by Translate Bio (or in Translate Bio’s treasury), Sanofi or any other direct or indirect wholly owned subsidiary of Sanofi (other than Purchaser) immediately prior to the Effective Time, or by Translate Bio stockholders who have properly exercised and perfected their statutory rights of appraisal under Delaware law, or (b) irrevocably accepted for purchase in the Offer (collectively, the “Excluded Shares”)) will be automatically converted into the right to receive the Offer Price, in cash (the “Merger Consideration”), without interest and subject to any withholding of taxes required by applicable legal requirements. At the Effective Time, Translate Bio will cease to be a publicly traded company and will become wholly owned by Sanofi. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The Merger Agreement also provides that, at the Effective Time, each Stock Option that is then outstanding as of immediately prior to the Effective Time will accelerate and will become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, by virtue of the Merger, each Stock Option that is then outstanding and unexercised as of immediately prior to the Effective Time, will be cancelled and converted into the right to receive cash in an amount equal to (i) the total number of Shares subject to such Stock Option immediately prior to the Effective Time (taking into account any acceleration of vesting) multiplied by (ii) the excess (if any) of the Merger Consideration over the exercise price payable per Share under such Stock Option, less applicable withholding taxes. Any Stock Option that has an exercise price that equals or exceeds the Merger Consideration will be canceled for no consideration.

The Merger Agreement further provides that, at the Effective Time, each restricted stock unit award (“RSU”) that is then outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash equal to (i) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time without regard to vesting multiplied by (ii) the Merger Consideration for each Share issuable in settlement of such RSU immediately prior to the Effective Time.

The initial expiration date of the Offer is one minute following 11:59 p.m., Eastern Time, on September 13, 2021, subject to extension in certain circumstances as permitted by the Merger Agreement (the “Expiration Time”).

The Merger Agreement also provides, among other things, that subject to the satisfaction or waiver of all of the conditions of the Offer and the Merger Agreement, Purchaser will irrevocably accept for payment (the time of such acceptance, the “Offer Acceptance Time”) and pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable after the Offer Acceptance Time, and in any event within three business days. Pursuant to the Merger Agreement, the consummation of the Merger will take place on the same date as the Offer Acceptance Time except if certain conditions with respect to legal restraints have not been satisfied or waived by such date, in which case on no later than the first business day on which such conditions are satisfied or waived.

The foregoing summary of Transaction is qualified in its entirety by the descriptions contained in the Offer to Purchase, the terms of the Merger Agreement and the Letter of Transmittal.

According to the Offer to Purchase, the principal office of Sanofi is located at 54, rue La Boétie, 75008 Paris, France and the telephone number of Sanofi is +33 1 53 77 40 00 and the principal office of Purchaser is located at 1 Discovery Drive, Swiftwater, PA 18370 and the telephone number of Purchaser is (570) 957-7187.

Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov, or on the investor relations section of Translate Bio’s website at investors.translate.bio.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Definitive Proxy Statement of Translate Bio on Schedule 14A filed with the SEC on April 19, 2021 and filed as Exhibit (e)(4) to this Schedule 14D-9, which is incorporated by reference herein (the “Proxy Statement”), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Translate Bio or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Sanofi, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The Proxy Statement is being furnished to our stockholders pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Item 1005(d) of Regulation M-A.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(1)	Arrangements between Translate Bio and its Executive Officers, Directors and Affiliates.

Our executive officers, directors, and affiliates may be deemed to have interests in the execution and delivery of the Merger Agreement and in the Transactions, including the Offer and the Merger, which may be different from, or in addition to, those of our stockholders generally. These interests may create potential conflicts of interest. Our Board of Directors (the “Board”) was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions (see “Item 4. The Solicitation or Recommendation—Reasons for Recommendation” of this Schedule 14D-9). As described in more detail below, these interests include:

•	the accelerated vesting and cash settlement of outstanding Stock Options with exercise prices below the Offer Price in connection with the Merger;

•

the potential receipt of certain payments and benefits under the Employment Agreements (as defined below) upon certain types of terminations of employment following the consummation of the Transactions; and

•	the entitlement to indemnification benefits in favor of directors and executive officers of Translate Bio.

For further information with respect to the arrangements between Translate Bio and certain executive officers, directors and affiliates described in this Item 3, as well as other arrangements between Translate Bio and its executive officers, directors and affiliates, please see the information under the heading “Information About Our Executive Officer Compensation” of the Proxy Statement.

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Translate Bio who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Translate Bio. As of August 9, 2021, the executive officers and directors of Translate Bio beneficially owned, in the aggregate, 3,712,263 Shares (which, for clarity, excludes Shares issuable upon the exercise of outstanding Stock Options, whether vested or unvested, which are listed in the table below under Treatment of Stock Options).

The following table sets forth (i) the number of Shares beneficially owned, in the aggregate, as of August 9, 2021, by our executive officers and directors (which, for clarity, excludes Shares issuable upon the exercise of outstanding Stock Options, whether vested or unvested, which are listed in the table below under Treatment of Stock Options) and (ii) the aggregate cash consideration that would be payable for such Shares, based on the Offer Price.

Beneficial Owner	Number of Shares Beneficially Owned	Cash Value of Shares Beneficially Owned
Ronald C. Renaud, Jr.	954,053	$36,254,014
Brendan Smith	—	—
E. Rand Sutherland, M.D., M.P.H.	—	—
Paul Burgess	71,833	$2,729,654
George Demetri, MD	—	—
Robert Plenge, MD, Ph.D.	—	—
Robert Meyer, MD	—	—
Jean-Francois Formela, MD(1)	2,656,517	$100,947,646
Daniella Beckman	—	—
Owen Hughes	29,860	$1,134,680
All of our current directors and executive officers as a group	3,712,263	$141,065,994

(1)

Consist of 2,656,517 Shares held by Atlas Venture Fund VIII, L.P., or Atlas Fund VIII. All Shares are held directly by Atlas Fund VIII. Atlas Venture Associates VIII, L.P. is the general partner of Atlas Venture Fund VIII, and Atlas Ventures Associates VIII, Inc. is the general partner of Atlas Venture Associates VIII, L.P. Peter Barrett, Jean-Francois Formela, Bruce Booth and Jeff Fagnan are the directors of Atlas Venture Associates VIII, Inc. and collectively make investment decisions on behalf of Atlas Venture Fund VIII. Dr. Formela is also a member of our board of directors. Dr. Formela disclaims beneficial ownership of such Shares, except to the extent of his pecuniary interest therein, if any. The address for Atlas Venture Fund VIII is 56 Wareham Street, 3rd Floor, Boston, Massachusetts 02118. For information regarding Atlas Fund VIII we have relied, without further independent investigation, on the Schedule13G/A filed by Atlas Fund VII with the SEC on February 2, 2021.

Treatment of Stock Options

Each Stock Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time. As of the Effective Time, each Stock Option that is then outstanding and unexercised as of immediately prior to the Effective Time will be cancelled and converted into the right to receive cash in an amount equal to (i) the total number of Shares subject to such Stock Option immediately prior to the Effective Time (taking into account any acceleration of vesting) multiplied by (ii) the excess of the Merger Consideration over the exercise price payable per Share under such Stock Option, less applicable withholding taxes. Any Stock Option that has an exercise price that equals or exceeds the Merger Consideration will be cancelled for no consideration.

At the Effective Time, each RSU that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive an amount in cash equal to the (i) the total number of Shares issuable in settlement of such RSU immediately prior to the Effective Time (without regard to vesting) multiplied by (ii) the Merger Consideration for each Share issuable in settlement of such RSU immediately prior to the Effective Time, less any applicable withholding taxes. As of August 9, 2021, there are no RSUs outstanding.

At or prior to the consummation of the Offer, Translate Bio, the Board and the Compensation Committee of the Board, as applicable, will adopt any resolutions and take any actions that are necessary to effectuate the provisions of the Merger Agreement with respect to the Stock Options and RSUs and the ESPP. Treatment of the ESPP is described in more detail in “—Treatment of Purchase Rights under the Employee Stock Purchase Plan”.

Since June 17 , 2021 (the period commencing 60 days prior to the filing of this Schedule 14D-9), (i) none of our executive officers or directors have exercised their Stock Options, and (ii) none of our executive officers or directors have sold Shares received upon the exercise of Stock Options. Our executive officers and directors may exercise their Stock Options prior to the Effective Time to the extent such Stock Options are vested in accordance with their terms.

The table below sets forth, for each of our executive officers and directors holding Stock Options as of August 9, 2021 (i) the aggregate number of Shares subject to such Stock Options and (ii) the value of cash amounts payable in respect of such Stock Options on a pre-tax basis as of the consummation of the Offer, calculated by multiplying the excess of the Merger Consideration over the respective per Share exercise prices of the applicable Stock Options by the number of Shares subject to such Stock Options. None of our executive officers or directors hold RSUs.

Name of Executive Officer or Director	Number of Shares Subject to Vested Options (#)	Cash Consideration for Vested Options ($)	Number of Shares Subject to Unvested Options (#)	Cash Consideration for Unvested Options ($)	Total Cash Consideration for Stock Options in Merger ($)
George Demetri, MD	44,100	1,130,283	32,600	702,310	1,832,593
Robert Plenge, MD, Ph.D.	66,150	1,680,777	29,450	593,698	2,274,475
Robert Meyer, MD	70,350	1,946,984	25,250	511,578	2,458,561
Jean-Francois Formela, MD	70,087	1,911,515	25,513	514,916	2,426,431
Daniella Beckman	102,961	2,948,461	22,834	438,149	3,386,610
Owen Hughes	75,935	2,121,195	20,000	351,400	2,472,595
Ronald C. Renaud, Jr.	1,703,572	49,782,502	875,105	21,232,365	71,014,867
Brendan Smith	—	—	201,800	3,787,786	3,787,786
E. Rand Sutherland, M.D., M.P.H.	—	—	300,000	6,489,000	6,489,000
Paul Burgess	429,403	13,020,481	250,202	6,112,573	19,133,054
All of our current directors and executive officers as a group	2,562,558	74,542,199	1,782,754	40,733,773	115,275,972

Treatment of Purchase Rights Under the Employee Stock Purchase Plan

Our executive officers, together with our other eligible employees, are eligible to participate in the ESPP pursuant to its terms, which permit, through payroll deductions, the purchase of Shares at a price of 85% of the lesser of (i) the fair market value on the date on which the purchase right was granted pursuant to the ESPP and (ii) the fair market value on the date on which the purchase right is deemed exercised pursuant to the ESPP. The ESPP is implemented by a series of six month offering periods, with new offering periods commencing on each December 15 and June 15, or the first business day thereafter, and ending on the last business day of each such six-month offering period, anticipated to be on or around December 14 and June 14, respectively, or on such other date as determined by the Compensation Committee of our Board.

Pursuant to the Merger Agreement, Translate Bio is required to take all necessary actions to (i) provide that each individual participating in the current offering period (the “Final Offering”) will not be permitted to increase the percentage of his or her earnings pursuant to the ESPP from the individual’s applicable elected percentage of earnings that was in effect when such offering period commenced, or make any non-payroll contributions to the ESPP on or following the date of the Merger Agreement; (ii) ensure that, except for the Final Offering, no offering period under the ESPP will be authorized or commence on or after the date of the Merger Agreement; (iii) if the closing of the Transactions will occur prior to the end of the Final Offering, provide each individual participating in the Final Offering with notice of the Transactions prior to the closing; (iv) cause the Final Offering to end no later than the date that is immediately prior to the date of the closing of the Transactions (the “New Exercise Date”); (v) make any pro rata adjustments that may be necessary to reflect the shortened length of the Final Offering, but otherwise treat such shortened period of the Final Offering as a fully effective and completed purchase period for all purposes pursuant to the ESPP; (vi) cause each ESPP participant’s accumulated contributions under the ESPP to be used to purchase shares of our common stock in accordance with the ESPP as of the end of the Final Offering; (vii) provide that the applicable purchase price for our common stock will not be decreased below the levels granted under the ESPP after the Effective Time and (viii) ensure that no further rights are granted under the ESPP after the Effective Time. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Transactions), we will terminate the ESPP in its entirety.

None of our directors or executive officers participate in the ESPP.

Employment Arrangements

Each of our executive officers is entitled to certain change in control severance benefits pursuant to an employment agreement between Translate Bio and each such executive officer, the terms of which are described below (each, an “Employment Agreement”). The Transactions, if and when consummated, will constitute a change in control under the Employment Agreements, each of which provides for change-in-control related benefits.

In the event that an executive officer’s employment is terminated by us without “Cause” or the executive officer resigns from employment with “Good Reason” within the one year period following a change in control transaction, then, subject to the executive officer’s execution of an irrevocable release of claims in favor of Translate Bio, the executive officer would be entitled to the following severance payments and benefits:

•	12 months’ (for Ronald C. Renaud Jr., Translate Bio’s Chairperson and Chief Executive Officer, 24 months’) base salary continuation;

•	target annual bonus amount (for Mr. Renaud, two times the greater of target bonus amount or prior year actual bonus amount);

•

continuation of COBRA benefits for 12 months (for Mr. Renaud, until the earlier of (i) 12 months from the date of termination or (ii) the date the executive become eligible for health benefits from another employer); and

•	acceleration and full vesting of unvested equity awards.

In addition, as described in more detail in “—Treatment of Stock Options”, all unvested Stock Options will vest as of immediately prior to the consummation of the Offer.

“Good Reason” as defined in the Employment Agreements generally means, without the executive officer’s prior written consent, the occurrence of any of the following actions undertaken by Translate Bio: (i) the material diminution in the executive officer’s responsibilities, authority and function; (ii) a material reduction in the executive officer’s base salary, provided, that Good Reason shall not be deemed to have occurred in the event of a reduction in the executive officer’s base salary that is pursuant to a salary reduction program affecting substantially all of the senior level employees of Translate Bio and that does not adversely affect the executive officer to a greater extent than other similarly situated employees; (iii) a material breach of executive officer’s employment agreement or any other written agreement between the executive and Translate Bio; or (iv) a change in the geographic location at which the executive officer must regularly report to work and perform services to a location that is more than 50 miles from Cambridge, Massachusetts or Lexington, Massachusetts, as applicable, except for required travel on Translate Bio’s business. For Mr. Renaud, “Good Reason” also includes the failure of the Company to authorize and approve an equity award as and when described in Mr. Renaud’s employment agreement.

“Cause” as defined in the Employment Agreements generally means any of the following: (i) dishonesty, embezzlement, misappropriation of assets or property of Translate Bio; (ii) gross negligence, willful misconduct, theft, fraud or breach of fiduciary duty to Translate Bio; (iii) violation of federal or state securities laws; (iv) the executive officer’s material breach of the employment agreement, the restrictive covenant agreement or any other written agreement between the executive officer and Translate Bio; (v) the conviction of a felony, or any crime involving moral turpitude, including a plea of guilty or nolo contendre; or (vi) continued non-performance of the executive officer’s responsibilities hereunder, provided our board of directors has provided the executive with notice of such nonperformance and the executive officer has been provided with a reasonable opportunity to cure, not to exceed 30 days.

The Employment Agreements also include a contingent cutback provision pursuant to which, in the event any payments or benefits received by the executive officer would be subject to an excise tax under Section 4999 of the Internal Revenue Code (the “Code”), the executive officer will receive the greater of (i) such payments reduced by an amount necessary to prevent any portion of the payments from being nondeductible or (ii) the full amount of such payments.

The descriptions above are qualified in their entirety by reference to the Employment Agreements, which are filed as Exhibits (e)(18) though (e)(24) hereto and incorporated herein by reference.

Assuming that the consummation of the Transactions was on August 9, 2021, and that each executive officer incurred a severance-qualifying termination of employment immediately following the consummation of the Transactions, we estimate that the aggregate amount payable to our executive officers pursuant to the terms of the Employment Agreements (excluding the value of accelerating Stock Options) would equal approximately $3.84 million.

Gross-Up Payments

Translate Bio may enter into gross-up agreements with individuals who would otherwise be subject to an excise tax pursuant to the provisions of Sections 280G and 4999 of the Code, with the aggregate amount of such gross-up payments not to exceed $5 million.

Golden Parachute Compensation—Quantification of Potential Payments to Translate Bio’s Named Executive Officers in Connection with the Transactions

Background

This section sets forth the information required by Item 402(t) of Regulation S-K, which requires disclosure of information regarding the compensation for each of our “named executive officers” whose compensation was disclosed in the Proxy Statement, together with Brendan Smith, our current Chief Financial Officer, that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

To the extent that any of our named executive officers’ compensation arrangements are described in “—Arrangements between Translate Bio and its Executive Officers, Directors and Affiliates—Employment Arrangements” of this Schedule 14D-9, they are incorporated herein by reference. The amounts set forth in the table below, which represent an estimate of each named executive officer’s golden parachute compensation as of August 9, 2021, calculated in accordance with the SEC’s rules on disclosing golden parachute compensation, assume the following:

•	consummation of the Transactions constitutes a change in control for purpose of the applicable compensation plan or agreement;

•	the change in control was consummated on August 9, 2021, the latest practicable date prior to the filing of this Schedule 14D-9;

•

each named executive officer experiences a termination of employment without “Cause” or resigns for “Good Reason” (each, a “qualifying termination of employment”) immediately following the change in control; and

•	the value of the vesting acceleration of the named executive officers’ equity awards is calculated using the cash Merger Consideration of $38.00 per Share.

The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above and elsewhere in this Schedule 14D-9. As a result, the transaction-related compensation, if any, to be received by a named executive officer may materially differ from the amounts set forth below. The amounts in the table below do not include any value received in respect of Stock Options held by the named executive officer that are vested prior to the consummation of the Transactions.

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursement ($)(5)	Total ($)
Ronald C. Renaud Jr.	1,829,000	21,232,365	25,410	—	23,086,775
Brendan Smith	587,250	3,787,786	18,377	—	4,393,413
Ann Barbier, M.D., Ph.D.	645,322	6,162,141	17,136	—	6,824,599
Paul Burgess	630,750	6,112,573	25,410	—	6,768,733
Richard Wooster, Ph.D.	630,750	8,436,288	18,377	—	9,085,415

(1)

Under relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the summary compensation table included in our most recent proxy statement. While disclosure is therefore required with respect to John Schroer, our former Chief Financial Officer, he terminated employment with us in December 2020, and will not receive any compensation that is based on or otherwise relates to the Offer and the Merger. Mr. Smith was not listed as “named executive officers” in our most recent proxy statement but has been included as a “named executive officer” for purposes of this Schedule 14D-9 in accordance with applicable SEC guidance.

(2)

The conditions under which each of these payments and benefits are to be provided are further described above in the section captioned “—Interests of Our Directors and Executive Officers in the Merger,” and in the footnotes below. Under each named executive officer’s Employment Agreement, if payments or benefits payable to the named executive officer would be subject to the excise tax imposed by Sections 280G and 4999 of the Code, such amounts will be reduced to the extent necessary to avoid such excise tax, unless the named executive officer would be better off, on an after tax basis, receiving a larger portion, up to and including full payment, of such amounts. The effect of this provision and any related cut backs are not reflected in the values disclosed in this table and, as described below in footnote 5, the Company may agree to provide tax gross-up payments to executive officers who would otherwise be subject to the excise tax or a cutback. The amount listed in this column represents the pre-tax value of the cash severance amount payable to the named executive officers, which consists of a cash severance payment equal to the sum of (i) such named executive officer’s annual base salary (two times annual base salary for Mr. Renaud) and (ii) the named executive officer’s target annual bonus amount (for Mr. Renaud, two times the greater of target bonus amount or prior year actual bonus amount). The cash severance amounts are “double-trigger” (i.e., they are contingent upon a qualifying termination of employment that occurs within one year following the consummation of the Transactions). As a condition of receiving the severance benefits under their respective Employment Agreements, the named executive officers must execute a release of claims.

The estimated amount of each component of the cash payment is set forth in the table below.

Name	Severance Payment – Base Salary ($)	Severance Payment – Bonus ($)
Ronald C. Renaud Jr.	1,180,000	649,000
Brendan Smith	405,000	182,250
Ann Barbier, M.D., Ph.D.	445,050	200,272
Paul Burgess	435,000	195,750
Richard Wooster, Ph.D.	435,000	195,750

(3)

As described in more detail in “—Arrangements between Translate Bio and its Executive Officers, Directors and Affiliates—Treatment of Stock Options” of this Schedule 14D-9, the amounts in this column represent the aggregate pre-tax amounts payable to each named executive officer pursuant to the Merger Agreement as a result of the Transactions, on a “single-trigger” basis with respect to all unvested Stock Options held by such named executive officer as of August 9, 2021, the latest practicable date before the filing of this Schedule 14D-9, as described in more detail in the tables above under “—Treatment of Stock Options”. Such unvested Stock Options are valued based on the Merger Consideration of $38.00 per Share in respect of Shares subject to such Stock Options on a pre-tax basis at the Effective Time. This amount represents the value of cash amounts payable in respect of such Stock Options, calculated on a pre-tax basis by multiplying (i) the excess of the Merger Consideration over the respective per Share exercise prices of the Stock Options by (ii) the number of unvested Shares subject to such Stock Options.

(4)

Pursuant to each named executive officer’s employment agreement, upon a qualifying termination of employment and subject to the named executive officer making an effective COBRA election regarding group health insurance, we are required to continue to pay the share of the premium for health coverage that we pay for active and similarly-situated employees who receive the same type of coverage for up to 12 months post-termination. Such benefits are “double-trigger” and are subject to the same conditions as the cash severance payment described above.

The estimated amount of each component of the perquisites/benefits component of severance is set forth in the table below.

Name	Benefits Continuation ($)
Ronald C. Renaud Jr.	25,410
Brendan Smith	18,377
Ann Barbier, M.D., Ph.D.	17,136
Paul Burgess	25,410
Richard Wooster, Ph.D.	18,377

(5)

Translate Bio may enter into tax reimbursement payments up to an aggregate of $5 million to our executive officers, including the named executive officers, for any excise taxes under Sections 280G and 4999 of the Code in connection with the Transactions. While it is not clear whether any of our named executive officers will be subject to the excise taxes, Sanofi and Translate Bio have agreed to cooperate in good faith when evaluating the applicability of, and alternatives to mitigate, any such excise taxes. At this time, the amount of such tax reimbursement payment is not determinable.

Employee Benefits

Under the Merger Agreement, for a period of one year following the Effective Time, Sanofi has agreed to provide, or cause to be provided, to each employee of Translate Bio, including the executive officers, who is employed by Translate Bio as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any affiliate thereof) during such one-year period (each, a “Continuing Employee”) a base salary (or base wages, as the case may be) and incentive compensation opportunities, each of which is no less favorable than the base salary (or base wages, as the case may be) and incentive compensation opportunities provided to such Continuing Employee immediately prior to the Effective Time, and broad-based employee benefits (excluding equity-based awards, severance and change in control plans, programs, perquisites and arrangements) that are substantially comparable in the aggregate to benefits (excluding equity-based awards, severance and change in control plans, programs, perquisites and arrangements) provided to such Continuing Employee immediately prior to the Effective Time.

For a period of one year following the Effective Time, Sanofi has also agreed to provide, or cause to be provided, to each Continuing Employee who suffers a termination of employment under circumstances that would have given the Continuing Employee a right to severance payments and benefits under any employee benefit plan in effect immediately prior to the date of the closing of the Transactions with severance payments and benefits no less favorable than those that would have been provided to such Continuing Employee under such applicable employee benefit plan.

In addition, from and after the Effective Time, with respect to Continuing Employees, Sanofi has agreed to (i) use commercially reasonable efforts to waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated prior to the Effective Time and (ii) use commercially reasonable efforts to ensure that such health or welfare benefit plan shall, for purposes of eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances, credit Continuing Employees for service and amounts paid prior to the Effective Time with Translate Bio (and its predecessors) to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of Translate Bio. With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Sanofi has agreed to, or to cause the Surviving Corporation to and instruct its affiliates to, as applicable (and without duplication of benefits), assume, as of the Effective Time, the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practices and policies of Translate Bio.

Effective no later than the date immediately preceding the date of the closing of the Transactions, if requested by Sanofi in writing at least ten business days prior to the date of the closing of the Transactions, Translate Bio has agreed to cause the Translate Bio, Inc. 401(k) Plan (the “401(k) Plan”) to be terminated. To the extent that the 401(k) Plan is terminated pursuant to Sanofi’s request, Continuing Employees will be eligible to participate in a 401(k) plan maintained by Sanofi or the Surviving Corporation as soon as reasonably practicable following the date of the closing of the Transactions, and Sanofi or the Surviving Corporation is required to take commercially reasonable efforts to effect a direct rollover of any eligible rollover distributions (as defined in Section 402(c)(4) of the Code), including any outstanding loans, to such 401(k) plan maintained by Sanofi or the Surviving Corporation with respect to each such Continuing Employee.

The Merger Agreement does not confer upon any person (other than Translate Bio, Sanofi and Purchaser) any rights with respect to the employee matters provisions of the Merger Agreement.

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9, or in the documents incorporated by reference herein between Translate Bio and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Translate Bio, on the one hand, and Sanofi, Purchaser, any of their respective affiliates or Translate Bio, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Translate Bio entering into any such agreement, arrangement or understanding.

Although such arrangements have not, to our knowledge, been discussed as of the date of this Schedule 14D-9, it is possible that additional members of our current management team will enter into new employment or consulting arrangements with the Surviving Corporation. Such arrangements may include the right to purchase or participate in the equity of Sanofi or its affiliates. Any such arrangements with our existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that the applicable parties will reach an agreement on any terms, or at all.

Director Compensation

Annual compensation for our non-employee directors is as follows:

Cash Compensation. The following table describes the cash compensation for each non-employee director under our compensation program. The cash compensation is payable on a quarterly basis.

	Member Annual Fee ($)	Chair Incremental Annual Fee ($)
Board of Directors	40,000	30,000
Lead Independent Director	25,000	n/a
Audit Committee	7,500	7,500
Compensation Committee	5,000	5,000
Nominating & Corporate Governance Committee	3,750	3,750

Equity Compensation. Annually, each non-employee director receives an option to purchase 20,000 shares, which vests in full on the first anniversary of the date of grant (or, if earlier, the date of the next annual meeting). Upon election to the Board, each non-employee director receives an option to purchase 40,000 shares, which vests in equal monthly installments over three years.

Indemnification of Directors and Officers; Insurance

We have entered into indemnification agreements (collectively, the “Indemnification Agreements”) with our directors and executive officers that require us to indemnify such persons against any and all expenses (including all reasonable attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by or on behalf of the indemnitee in connection with any threatened, pending or completed action or proceeding in which the indemnitee is involved as a party, potential party, non-party witness or otherwise by reason of the indemnitee’s status as a director, officer, employee or agent of Translate Bio or of any other corporation, limited liability company, partnership or joint venture, trust or other enterprise that the indemnitee is or was serving at the request of Translate Bio, provided that the indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of Translate Bio and, in the case of a criminal proceeding, with no reasonable cause to believe that his or her conduct was unlawful. The Indemnification Agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

The foregoing description of the Indemnification Agreements does not purport to be complete and is qualified in its entirety by the full text of the Form of Indemnity Agreement, which is included as Exhibit 10.3 to the Registration Statement on Form S-1, filed by Translate Bio on June 1, 2018 and incorporated herein by reference.

The Merger Agreement provides that all rights to indemnification, advancement of expenses and exculpation existing as of the date of the Merger Agreement in favor of current and former directors and officers of Translate Bio for their acts and omissions occurring prior to the Effective Time, as provided in Translate Bio’s organizational documents and as provided in the Indemnification Agreements between Translate Bio and such persons, will survive the Merger for six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period will continue to be subject to the Merger Agreement and the indemnification rights provided under the Merger Agreement until disposition of such claim.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, Sanofi and the Surviving Corporation will, to the fullest extent permitted by applicable law, indemnify and hold harmless each of our current and former directors and officers in his or her capacity as a director or officer against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such indemnified person as an officer or director of Translate Bio in connection with any pending or threatened legal proceeding based on or arising out of, in whole or in part, the fact that such indemnified person is or was a director or officer of Translate Bio at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions.

The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation must maintain (and Sanofi must cause the Surviving Corporation to maintain) in effect the existing policy of directors’ and officers’ liability insurance maintained by Translate Bio as of the date of the Merger Agreement for the benefit of the indemnitees who were covered by such policy as of the date of the Merger Agreement with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of Translate Bio (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable in the aggregate than the existing policy. However, in lieu of maintaining such existing policy, we or Sanofi may purchase a six-year “tail” policy to replace the Translate Bio policy in effect as of the date of the Merger Agreement, subject to specified limitations.

Section 16 Matters

The Merger Agreement provides that we, and our Board, to the extent necessary, will take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and stock awards in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that prior to the Offer Acceptance Time and to the extent permitted by applicable legal requirements, the compensation committee of our Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Translate Bio or any of its affiliates and any of the officers, directors or employees of Translate Bio that are effective as of the date of the Merger Agreement pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

(2)	Arrangements with Purchaser, Sanofi, and their Affiliates.

Merger Agreement

On August 2, 2021, Translate Bio, Sanofi and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 (The Merger Agreement; Other

Agreements) and the description of the conditions to the Offer contained in Section 15 (Conditions of the Offer) of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been filed as an exhibit to this Schedule 14D-9 to provide Translate Bio stockholders with information regarding its terms and is not intended to modify or supplement any rights of the parties under the Merger Agreement. The Merger Agreement and the summary of its terms contained in the Offer to Purchase filed by Purchaser with the SEC on August 16, 2021 are incorporated herein by reference, and are not intended to provide any other factual information about Translate Bio, Sanofi, Purchaser or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties that the parties to the Merger Agreement made to, and solely for the benefit of, each other. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Translate Bio to Sanofi in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Translate Bio at the time they were made and the information in the Merger Agreement should be considered in conjunction with the entirety of the factual disclosure about Translate Bio in Translate Bio’s public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Translate Bio’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Offer, the Merger, Translate Bio, Sanofi, Purchaser, their respective affiliates and their respective businesses that are contained in, or incorporated by reference into, the tender offer statement on Schedule TO and related exhibits, including the Offer to Purchase, and this solicitation/recommendation statement on Schedule 14D-9, as well as in Translate Bio’s other public filings.

Tender and Support Agreements

Concurrently with the execution of the Merger Agreement, each of (i) Baupost Group Securities, L.L.C. (“Baupost”) and (ii) Mr. Renaud, The Ronald C. Renaud, Jr. Trust—2007 and Ronald Renaud 2014 Irrevocable Family Trust (together, the “Supporting Stockholders”) entered into Tender and Support Agreements with Sanofi (the “Support Agreements”). Under the terms of the Support Agreements, the Supporting Stockholders have agreed, among other things, to irrevocably tender into the Offer all outstanding Shares they beneficially owns as of the date of the Support Agreements or as to which they acquire beneficial ownership and not to not transfer any equity interests of Translate Bio other than in accordance with the terms and conditions set forth in the Support Agreements. As of August 2, 2021, the Supporting Stockholders owned an aggregate of approximately 25.1% of the outstanding Shares. The Support Agreements will terminate on termination of the Merger Agreement and certain other specified events. The foregoing description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, which are filed as Exhibits (e)(2) and (e)(3) to this Schedule 14D-9 and are incorporated herein by reference.

Confidentiality Agreement

Sanofi and Translate Bio entered into a non-disclosure agreement, dated July 23, 2021 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Sanofi and Translate Bio agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any non-public information made available by Translate Bio to Sanofi and its representatives will not be disclosed or used for any purpose other than the evaluation, negotiation and consummation of the possible negotiated transaction involving Sanofi and Translate Bio. The Confidentiality Agreement includes a standstill provision for the benefit of Translate Bio that expires on July 23, 2022 and permitted Sanofi to privately and confidentially approach Translate Bio’s Chair of the Board or Chief Executive Officer during the standstill period and a fall-away provision upon the Company’s entry into a definitive agreement with a person other than Parent for the acquisition of all or a majority of the Company’s equity securities or all or substantially all of the Company’s assets, or a tender or exchange offer is commenced by a person un-affiliated with Parent for the securities of the Company. This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Sanofi Collaboration and License Agreement

In 2018, we, through our wholly-owned subsidiary Translate Bio MA, Inc., entered into a collaboration and license agreement (the “Original Sanofi Agreement”) with Sanofi Pasteur, Inc., an affiliate of Sanofi (“Sanofi Pasteur”), to develop mRNA vaccines for up to five infectious disease pathogens (the “Licensed Fields”). On March 26, 2020, we and Sanofi Pasteur amended the Original Sanofi Agreement (the “First Sanofi Amendment”) to include vaccines against SARS-CoV-2 as an additional Licensed Field, increasing the number of infectious disease pathogens to up to six. On June 22, 2020, we and Sanofi Pasteur further amended the Original Sanofi Agreement to expand the scope of the collaboration and licenses granted to Sanofi Pasteur (the “Second Sanofi Amendment”). The Original Sanofi Agreement, as amended by the First Sanofi Amendment and the Second Sanofi Amendment, is referred to as the “Amended Sanofi Agreement”.

Under the terms of the Amended Sanofi Agreement, we have agreed to grant to Sanofi Pasteur exclusive, worldwide licenses under applicable patents, patent applications, know-how and materials, including those arising under the collaboration, to develop, commercialize and manufacture mRNA vaccines to prevent, treat or cure diseases, disorders or conditions in humans caused by any infectious disease pathogen, with certain specified exceptions.

Pursuant to the Amended Sanofi Agreement, we and Sanofi Pasteur are jointly conducting research and development activities to advance mRNA vaccines targeting up to seven infectious disease pathogens. The term of the research collaboration (the “Collaboration Term”) expires in June 2022, with an option for Sanofi Pasteur to extend the Collaboration Term for one additional year, followed by a technology transfer to Sanofi Pasteur. If Sanofi Pasteur elects to extend the Collaboration Term, the collaboration may be further expanded to jointly conduct research and development activities to advance mRNA vaccines for up to an additional three infectious disease pathogens, bringing the total to up to ten pathogens. In addition to the research and development and technology transfer, we are responsible for manufacturing and supplying non-clinical products, related materials and investigational products as required by the collaboration plan. Pursuant to the Amended Sanofi Agreement, we and Sanofi Pasteur agreed to a governance structure to manage the activities under the collaboration. If we and Sanofi Pasteur do not mutually agree on certain decisions, Sanofi Pasteur will be able to break a deadlock without our consent under certain conditions. The collaboration includes an estimated budget. Sanofi Pasteur is responsible for paying reimbursable development costs, including our employee costs, manufacturing costs, and out-of-pocket costs paid to third parties, up to a specified amount for each Licensed Field.

We and Sanofi Pasteur retain the rights to perform our respective obligations and exercise our respective rights under the Amended Sanofi Agreement. Sanofi Pasteur also granted us non-exclusive, sublicensable licenses under patent rights claiming certain improvements that Sanofi Pasteur may make to the technology we had licensed to it or claiming certain technology arising from the collaboration and owned by Sanofi Pasteur. We may exercise such licenses to develop, manufacture and commercialize products, other than products that use a vaccine to prevent, treat or cure a disease, disorder or condition in humans caused by an infectious disease pathogen. Sanofi Pasteur may terminate these licenses to us if we materially breach the terms of the license and the breach remains uncured for a specified period, which may be extended in certain circumstances.

Pursuant to the Original Sanofi Agreement, Sanofi Pasteur paid us an upfront payment of $45.0 million in 2018. Pursuant to the Second Sanofi Amendment, Sanofi Pasteur paid us an additional upfront payment of $300.0 million in August 2020. If Sanofi Pasteur chooses to exercise its option to extend the Collaboration Term for an additional year, Sanofi Pasteur has agreed to pay us an additional payment of $75.0 million. The Amended Sanofi Agreement provides that we are eligible to receive aggregate potential payments of up to $1.9 billion upon the achievement of additional specified development, regulatory, manufacturing and commercialization milestones, inclusive of the fee to exercise the option to extend the Collaboration Term. In particular, we are entitled to receive development, regulatory and sales milestone payments of up to $148.0 million for each Licensed Field, other than the SARS-CoV-2 Licensed Field, development, regulatory and sales milestone payments of up to $250.0 million in the SARS-CoV-2 Licensed Field, and one-time manufacturing milestone payments of up to $200.0 million. In addition, we are entitled to receive a $10.0 million milestone payment from Sanofi Pasteur following completion of the technology and process transfer.

Under the terms of the Amended Sanofi Agreement, Sanofi Pasteur has also agreed to pay us royalties on net sales of mRNA vaccines in the SARS-CoV-2 Licensed Field in accordance with the terms of and at the same high single digits to low teens percentages set forth in the Original Sanofi Agreement, except where such vaccines are provided as a donation or transferred to a third party without any profit margin, in which case we will be paid royalties sufficient to cover our royalty obligations.

The Amended Sanofi Agreement provides that it will remain in effect until terminated in accordance with its terms. Either we or Sanofi Pasteur may terminate the Amended Sanofi Agreement in its entirety if the other party is subject to certain insolvency proceedings. Either party may terminate the Amended Sanofi Agreement in its entirety or with respect to a particular Licensed Field, country or product if the other party materially breaches the Amended Sanofi Agreement and the breach remains uncured for a specified period, which may be extended in certain circumstances. Sanofi Pasteur may also terminate the Amended Sanofi Agreement in its entirety or with respect to a particular Licensed Field, country or product for safety reasons or for convenience, in each case after a specified notice period. After termination of the Amended Sanofi Agreement, Sanofi Pasteur may continue to manufacture and commercialize the terminated products for a specified period of time, subject to Sanofi Pasteur’s payment obligations.

Sanofi Pasteur has sole responsibility for all commercialization activities for mRNA vaccines in the Licensed Fields and is obligated to bear all costs in connection with any commercialization in the Licensed Fields. In connection with the execution of the Second Sanofi Amendment, we and Sanofi Pasteur also entered into a separate supply agreement on June 22, 2020, with an effective date of December 20, 2019, governing the terms of the supply of products by us (the “Supply Agreement”). Pursuant to the Supply Agreement, we have agreed to use commercially reasonable efforts to manufacture and supply Sanofi Pasteur with non-clinical and clinical supply of products and other research materials in certain Licensed Fields, as set forth in the Amended Sanofi Agreement. Sanofi Pasteur will pay us for the non-clinical and clinical supply at our cost to manufacture plus a specified markup. The Supply Agreement will remain in effect until terminated in accordance with its terms. However, under the Amended Sanofi Agreement, our obligation to manufacture and supply products is limited to a defined duration based on the Licensed Field of the applicable product. The Supply Agreement may be terminated by the mutual consent of the parties. Sanofi Pasteur may terminate the Supply Agreement for convenience after a specified notice period, or in the event that we do not provide the supply in a timely manner. We may terminate the Supply Agreement in the event of a breach by Sanofi Pasteur of its payment obligations and such breach remains uncured for a specified period. As part of the Second Sanofi Amendment, we and Sanofi Pasteur agreed to negotiate in good faith and enter into a further supply agreement in respect of supply of products in the SARS-CoV-2 Licensed Field for use in Phase 3 clinical trials or commercial supply.

In connection with the execution of the Second Sanofi Amendment, we and Sanofi entered into a securities purchase agreement (the “Securities Purchase Agreement”) for the sale and issuance of 4,884,434 Shares to Sanofi at a price of $25.59 per share for an aggregate purchase price of approximately $125.0 million. The closing of the transaction contemplated by the Securities Purchase Agreement was consummated on July 20,

2020. Pursuant to the terms of the Securities Purchase Agreement, the Sanofi agreed not to, without the prior written approval from us and subject to specified conditions, directly or indirectly acquire outstanding Shares, make a tender, exchange, or other offer to acquire outstanding Shares, solicit proxies or consents with respect to any matter, or undertake other specified actions related to the potential acquisition of additional equity interests in us until July 20, 2021. Further, Sanofi agreed not to, and to cause its affiliates not to, sell or transfer the Shares until January 20, 2022 without the prior written approval from us, subject to specified conditions. In May of 2021, with the consent of Translate Bio, Sanofi sold 1,200,000 Shares.

On the closing of the sale under the Securities Purchase Agreement, on July 20, 2020, we entered into a registration rights agreement with Sanofi (the “Registration Rights Agreement”) providing Sanofi with certain registration rights with respect to the Shares. Pursuant to the Registration Rights Agreement, the we agreed to provide Sanofi with certain registration rights such that, promptly, but no later than August 19, 2020, we agreed to prepare and file with the SEC a registration statement covering the resale of the Shares (the “Sanofi Registration Statement”). We also agreed to use commercially reasonable efforts to keep such Sanofi Registration Statement effective until the date on which all of the Shares acquired by Sanofi (i) are sold pursuant to a registration statement or Rule 144 under the Securities Act or (ii) may be sold without restriction pursuant to Rule 144 under the Securities Act. We are responsible for specified fees and expenses incurred in connection with the registration of Sanofi’s Shares for resale. The Registration Rights Agreement contains customary indemnification rights in connection with the Sanofi Registration Statement.

This summary and description of the Amended Sanofi Agreement, the Supply Agreement and the Securities Purchase Agreement is qualified in its entirety by reference to the Original Sanofi Agreement, the First Sanofi Amendment, the Second Sanofi Amendment, the Supply Agreement, the Securities Purchase Agreement and the Registration Rights Agreement which are filed as Exhibits (e)(28), (e)(29), (e)(30), (e)(31), (e)(32) and (e)(33) hereto, respectively, and incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

On August 2, 2021, our Board unanimously (a) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Translate Bio and its stockholders, (b) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, (c) approved the execution, delivery and performance by Translate Bio of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (d) resolved to recommend that the stockholders of Translate Bio (other than Sanofi and its wholly owned subsidiaries) tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the reasons described below under “—Reasons for Recommendation”, our Board, on behalf of Translate Bio, unanimously recommends that Translate Bio’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

(i)	Background of Offer and Merger

Background of the Merger

The Board frequently reviews, with Translate Bio’s management and the assistance of outside advisors, Translate Bio’s long-term strategies and strategic opportunities to increase stockholder value, including partnership and collaboration opportunities and financial alternatives in light of developments in Translate Bio’s clinical-stage biopharmaceutical business, the sectors in which it competes, the economy generally and financial markets. As part of this process, Translate Bio’s management has engaged in business development and/or strategic discussions with various participants in the biopharmaceutical industry.

Translate Bio, through its wholly-owned subsidiary Translate Bio MA, Inc., and Sanofi Pasteur Inc., a wholly owned subsidiary of Sanofi, entered into the Original Sanofi Agreement (the terms of which are further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser, Sanofi, and their Affiliates—Sanofi Collaboration and License Agreement”), in order to work together to develop infectious disease vaccines using Translate Bio’s mRNA technology. The Original Sanofi Agreement was amended in March 2020 and again in June 2020 to expand the scope of the collaboration, and in connection with the second amendment, Translate Bio and Sanofi entered into the Securities Purchase Agreement (the terms of which are further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser, Sanofi, and their Affiliates—Sanofi Collaboration and License Agreement”) under which Sanofi purchased 4,884,434 Shares at a price of $25.59 per share (for an aggregate purchase price of approximately $125.0 million). Under the Securities Purchase Agreement, Sanofi agreed to customary standstill restrictions, expiring 12 months after the closing of the transactions contemplated by the Securities Purchase Agreement, and a lock-up restriction, prohibiting Sanofi from selling or transferring any of the Shares without the prior approval of Translate Bio for 18 months after the closing, subject to specified conditions. From and after the entry into the Original Sanofi Agreement on June 8, 2018, the parties were in regular contact and met and exchanged information frequently in connection with their collaboration under the Original Sanofi Agreement and the Amended Sanofi Agreement.

In April 2021, Sanofi indicated to Translate Bio that, as part of its ongoing evaluation of its investments, it wanted to sell approximately one quarter of its Shares and requested Translate Bio’s consent for a waiver of the lock-up provision of the Securities Purchase Agreement. At a meeting held on April 19, 2021, the Board discussed Sanofi’s request and, based on Translate Bio’s ongoing relationship with Sanofi under the Amended Sanofi Agreement, determined to approve the request. The possibility of a potential acquisition transaction was not discussed between Translate Bio and Sanofi at this time.

On May 28, 2021, Paul Hudson, Chief Executive Officer of Sanofi, called Ronald Renaud, Chief Executive Officer of Translate Bio, to indicate that Sanofi would be sending a letter with a proposal for an acquisition of Translate Bio. Later that day, Jean-Baptiste Chasseloup de Chatillon, Sanofi’s Chief Financial Officer, wrote a letter to Mr. Renaud setting forth a non-binding proposal from Sanofi for the acquisition of all of the issued and outstanding Shares for $28.00 per share in cash (the “May 28 Proposal”), which the letter indicated represented a 53% premium to the closing price of the Shares of $18.32 on May 27, 2021, and a 42% premium to the volume weighted average share price of $19.68 over the last 30 trading days as of the same date. The May 28 Proposal also requested a 15-day period of exclusivity to conduct further due diligence and negotiate definitive transaction documents.

On June 2, 2021, the Board held a meeting, with members of Translate Bio’s senior management in attendance. At the request of the Board, representatives of Centerview Partners LLC (“Centerview”) and a representative of Paul, Weiss, Rifkind, Wharton & Garrison LLP, Translate Bio’s legal counsel (“Paul Weiss”), all of whom had worked with Translate Bio for several years, were also in attendance. Representatives of Centerview discussed the terms of the May 28 Proposal, and members of management and representatives of Centerview also reviewed certain preliminary financial projections prepared by members of management (as further described in “Item 4. The Solicitation or Recommendation—Background of the Merger—Certain Financial Projections”). The Board then approved the use of such projections by Centerview in preparing its preliminary financial analysis. The Board then discussed with representatives of Centerview and members of management the landscape of other potentially interested pharmaceutical companies, taking into consideration their interest in mRNA as a drug modality, the history of interactions with such parties, Translate Bio’s collaboration with Sanofi, and the risk that contacting additional parties could result in leaks that would be disruptive to Translate Bio’s business. The Board determined that there was a limited number of potential counterparties that might be prepared to acquire Translate Bio at a significant premium. Representatives of Centerview reported that, following receipt of the May 28 Proposal, at the request of members of the Board, they had reached out to Company B, a pharmaceutical company, to assess its interest in strategic discussions with Translate Bio but Company B reported that they were not interested in strategic discussions. The Board instructed representatives of Centerview to reach out to Company C, another potential strategic acquirer in the pharmaceutical industry. Representatives of Paul Weiss then reviewed with the Board its fiduciary duties in considering a potential transaction and process considerations in the event that the potential transaction was to progress further. The representatives of Centerview left the meeting, and a representative of Paul Weiss and members of Translate Bio’s senior management then reviewed with the Board the information provided by Centerview with respect to any material relationships with either Translate Bio, Sanofi or The Baupost Group, LLC, Translate Bio’s largest shareholder (“Baupost”) (which information provided by Centerview is summarized in “—Opinion of Centerview Partners LLC”). The Board determined that such relationships or engagements would not interfere with Centerview’s ability to provide financial advisory services to Translate Bio in connection with its consideration of the Transactions or other strategic alternatives. Subsequently, on July 30, 2021, Translate Bio and Centerview entered into an engagement letter.

On June 3, 2021, the Board held a meeting, with members of Translate Bio’s senior management and representatives of Centerview and Paul Weiss in attendance. Representatives of Centerview then presented a preliminary financial analysis prepared by Centerview based on preliminary management financial projections. The Board determined to reject the non-binding offer set forth in the May 28 Proposal on the basis that the offer undervalued Translate Bio. Representatives of Centerview reported that Company C had declined to engage in discussions with Translate Bio regarding a potential acquisition. The Board instructed representatives of Centerview to approach Company D, another potential strategic acquirer in the pharmaceutical industry.

On June 3, 2021, a representative of Centerview reached out to a Company D to discuss Company D’s interest in a potential transaction with Translate Bio. Later that day, Company D declined to proceed with discussions with Translate Bio.

On June 4, 2021, a representative of Centerview reached out to representatives of Sanofi and Morgan Stanley & Co. LLC, Sanofi’s financial advisor (“Morgan Stanley”). On that call, the representative of Centerview conveyed that the offer set forth in the May 28 Proposal was insufficient and that Translate Bio was not willing to proceed with a transaction on the terms described in the May 28 Proposal.

On June 15, 2021, Mr. Renaud received a letter from Mr. Chasseloup de Chatillon setting forth a revised proposal from Sanofi for the acquisition of all of the outstanding Shares for $32.00 per share in cash (the “June 15 Proposal”), representing a 55% premium to the closing price of the Shares of $20.66 on June 15, 2021, and a 69% premium to the volume weighted average share price of $18.97 over the last 30 calendar days as of the same date. The June 15 Proposal also requested a 15-day period of exclusivity to conduct further due diligence and negotiate definitive transaction documents.

On June 16, 2021, the Board held a meeting, with members of Translate Bio’s senior management and representatives of Centerview and Paul Weiss in attendance. The Board reviewed the terms of the June 15 Proposal and representatives of Centerview again reviewed the preliminary financial analysis based on preliminary management financial projections. The Board instructed Centerview to inform Sanofi that Translate Bio would be willing to engage in negotiations with Sanofi if Sanofi made a revised offer at a price of at least $40.00 per Share.

On June 21, 2021, a representative of Centerview reached out to representatives of Sanofi and Morgan Stanley. On that call, the representative of Centerview indicated that Translate Bio was not willing to engage in discussions based on the offer set forth in the June 15 Proposal and communicated to Sanofi that Translate Bio would be willing to engage in negotiations if Sanofi made a revised offer at a price of at least $40.00 per Share.

On June 22, 2021, Mr. Chasseloup de Chatillon wrote to Mr. Renaud expressing Sanofi’s disappointment that Translate Bio was not willing to engage in discussions on the basis of the June 15 Proposal and reiterated Sanofi’s belief that the strategic rationale of a combination is strong and would provide Translate Bio’s shareholders with compelling and certain value. Mr. Chasseloup de Chatillon indicated that Sanofi had determined not to have any further discussions with Translate Bio regarding a potential transaction, but would remain available to re-open discussions should the Board re-consider Sanofi’s offer.

Following further discussions with members of the Board, Centerview was authorized to discuss with Sanofi the possibility of proceeding with a transaction at a price of $37.00 to $38.00 per share in cash with a structured earnout or contingent value right component, which, if agreed milestones were achieved, would increase the price to Translate Bio’s stockholders to $40.00 per share. On June 24, 2021, a representative of Centerview reached out to a representative of Sanofi and discussed the possibility of proceeding with a transaction on these terms.

On July 16, 2021, Mr. Renaud received a letter from Mr. Chasseloup de Chatillon setting forth a revised proposal from Sanofi for the acquisition of all of the outstanding common stock of Translate Bio for $35.00 per share in cash (the “July 16 Proposal”), representing a 19% premium to the closing price of the Shares of $29.50 on July 16, 2021, and a 40% premium to the volume weighted average share price of $24.93 over the last 30 calendar days as of the same date.

On July 19, 2021, the Board held a meeting, with members of Translate Bio’s senior management and representatives of Centerview and Paul Weiss in attendance. Representatives of Centerview again reviewed the preliminary financial analysis based on preliminary management financial projections. Following discussion, the Board instructed Mr. Renaud to inform Sanofi that the Board would consider a revised proposal for the acquisition of Translate Bio at a price of $38.00 per Share in cash. The following day, Mr. Renaud called Mr. Hudson to convey this message.

On July 22, 2021, Mr. Renaud received a letter from Mr. Chasseloup de Chatillon setting forth a further revised proposal from Sanofi, increasing Sanofi’s offer to acquire Translate Bio at a price of $38.00 per share in cash, conditioned upon (1) Sanofi’s completion of confirmatory due diligence, (2) unanimous approval of the transaction by the Board (3) and all of Translate Bio’s directors and executive officers as well as Baupost entering into support agreements (the “July 22 Proposal”), representing a 29% premium to the closing price of the Shares of $29.46 on July 21, 2021, and a 43% premium to the volume weighted average share price of $26.54 over the last 30 calendar days as of the same date.

Later that day, the Board held a meeting, with members of Translate Bio’s senior management and representatives of Centerview and Paul Weiss in attendance. At the meeting, the Board reviewed the July 22 Proposal, and representatives of Centerview discussed their financial analyses of Sanofi’s proposed offer. Representatives of Paul Weiss presented terms of a draft merger agreement to the Board and discussed convening the Compensation Committee of the Board to discuss employment and compensation arrangements relating to directors, officers and employees of Translate Bio in connection with the potential transaction. The Board instructed Translate Bio’s management to pursue a transaction with Sanofi for $38.00 in cash per Share on the terms described during the meeting. Following the meeting, representatives of Centerview communicated the Board’s decision to representatives of Morgan Stanley.

On July 23, 2021, the Compensation Committee of the Board met, with representatives of Paul Weiss in attendance. Representatives of Paul Weiss described compensation arrangement considerations in connection with the potential transaction and the Compensation Committee determined to propose acceleration and cash out of stock options and excise tax gross-ups in Translate Bio’s negotiations with Sanofi.

Later on July 23, 2021, Translate Bio entered into a confidentiality agreement with Sanofi (the terms of which are further described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Purchaser, Sanofi, and their Affiliates—Sanofi Collaboration and License Agreement”) that included customary standstill provisions for the benefit of Translate Bio for a period of one year with a customary “fall away” provision providing that the standstill obligations would terminate in certain circumstances, including upon Translate Bio entering into a binding agreement related to a change of control of Translate Bio. Translate Bio provided representatives of Sanofi, Morgan Stanley, and Weil, Gotshal & Manges LLP, legal counsel to Sanofi (“Weil”), with access to a virtual data room later that day.

Later on July 23, 2021, Paul Weiss delivered an initial draft of the proposed Merger Agreement to Weil. During the period beginning July 27, 2021 through July 30, 2021, Translate Bio and its advisors held a number of diligence calls with representatives of Sanofi and its advisors.

On July 27, 2021, Paul Weiss delivered an initial draft of the proposed support agreements to Weil, and Weil delivered a revised draft to Paul Weiss on July 29, 2021. On July 30, 2021, representatives of Paul Weiss and Baupost negotiated a confidentiality agreement between Translate Bio and Baupost, and, later that day, Translate Bio and Baupost executed the confidentiality agreement. Later that day, Mr. Renaud informed representatives of Baupost that Translate Bio was considering a potential transaction with Sanofi and that, as a condition of entering into the transaction, Sanofi had requested that Baupost enter into a support agreement. From July 30, 2021 through August 2, 2021, representatives of Ropes & Gray LLP, legal counsel to Baupost, Paul Weiss and Weil negotiated the terms of the support agreement.

On July 29, 2021, Weil delivered a revised draft of the Merger Agreement to Paul Weiss.

During the period from July 29, 2021 to August 2, 2021, Translate Bio, Sanofi and their legal counsel negotiated the terms of the Merger Agreement, including the size of the termination fee that would be payable by Translate Bio under specified circumstances, the parties’ obligations to obtain required regulatory approvals, the representations and warranties, the interim operating restrictions and the parties who would be required to enter into support agreements.

On August 1, 2021, the Board convened a meeting to discuss the status of the negotiations. Representatives of Paul Weiss provided an overview of the terms of the draft Merger Agreement and Support Agreements.

On August 2, 2021, the Board convened a meeting with members of Translate Bio’s senior management with representatives from Paul Weiss and Centerview in attendance. Representatives from Centerview reviewed with the Board Centerview’s financial analysis of the $38.00 per Share consideration to be paid in the Offer and the Merger (the “Consideration”), and rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated August 2, 2021 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations, upon the review undertaken in preparing its opinion, the Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (for a detailed discussion of Centerview’s opinion, see “—Opinion of the Centerview Partners LLC”). Representatives of Paul Weiss then summarized the resolutions proposed to be adopted by the Board to approve the Transactions, and reviewed the Board’s fiduciary duties under Delaware law in connection with a potential sale of Translate Bio. The Board unanimously adopted resolutions (1) declaring that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Translate Bio and its stockholders, (2) approving the execution, delivery and performance by Translate Bio of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (3) determining to recommend that the stockholders of Translate Bio tender their Shares to Purchaser pursuant to the Offer and (4) agreeing that the Merger be effected under Section 251(h) and other relevant provisions of the DGCL and consummated as soon as practicable following the consummation of the Offer.

Following the Board meeting, on August 2, 2021, Paul Weiss and Weil finalized the terms of the Merger Agreement. Later that evening, Translate Bio, Sanofi and Purchaser executed and delivered the Merger Agreement, and Sanofi, Baupost and Mr. Renaud executed and delivered the Support Agreements.

Early in the morning of August 3, 2021, Sanofi and Translate Bio each issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of the Offer to acquire all of the outstanding Shares at a price of $38.00 per Share in cash.

On August 16, 2021, Sanofi commenced the Offer and Translate Bio filed this Schedule 14D-9.

(ii)	Reasons for Recommendation

The Board carefully considered the Offer, the Merger and the Transactions, consulted with management and outside legal and financial advisors at various times, and took into account the reasons enumerated below. The Board has unanimously determined that the terms of the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Translate Bio and its stockholders and recommends, on behalf of Translate Bio, that Translate Bio’s stockholders (other than Sanofi and its wholly owned subsidiaries) accept the Offer and tender their Shares to Purchaser pursuant to the Offer, for the following reasons:

•

Premium to Market Price. The Board considered the current and historical market prices of the Shares, including the market performance of the Shares relative to those of other participants in Translate Bio’s industry and general market indices, and the fact that the Offer Price of $38.00 per Share represents a substantial and compelling premium to historical market prices of the Shares, including an approximately 30% premium to the closing share price of $29.15 on August 2, 2021, the last trading day before the Board’s approval of the Transactions, an approximately 25% premium over Translate Bio’s volume weighted average share prices over the last 30 calendar days as of that date, and an approximately 67% premium over Translate Bio’s closing share price of $22.81 on June 28, 2021, the day prior to Sanofi’s announcement of the launch of its mRNA center of excellence.

•

Certainty of Value. The Board considered that the Offer Price and the Merger Consideration are all cash and that the Transactions provide certain and immediate value and liquidity to Translate Bio’s stockholders for their Shares, especially when viewed against the internal and external risks and uncertainties associated with certain macroeconomic conditions (as more fully described below), including the COVID-19 pandemic, and the potential impact of such risks and uncertainties on a standalone strategy and trading price of the Shares:

•

the uncertainty related to the spread of the COVID-19 pandemic and the potential consequences of such pandemic on the financial markets and Translate Bio’s current and future business and operations; which may include decreases and delays in supplier, vendor and collaboration partner interactions as a result of government restrictions such as shelter-in-place orders and other restrictions due to COVID-19; delays in interactions with and responses from governmental authorities; delays in clinical trials, disruptions in the operations of third-party manufacturers, clinical research organizations, licensing partners and other third parties on whom Translate Bio relies, the availability or cost of materials, which could damage Translate Bio’s supply chain or otherwise limit its ability to obtain sufficient materials to manufacture Translate Bio’s drug candidates to be used in clinical trials; and

•

the current state of the U.S. and global economies, including the increased volatility resulting from escalating political and global trade tensions, and the current and potential impact in both the near term and long term on the pharmaceutical industry and Translate Bio’s pre-commercial operations and the future commercialization efforts required if MRT5005, MRT5500 or any of Translate Bio’s other drug candidates are approved for sale, including the numerous risks, costs and uncertainties associated with research, development and commercialization of drug candidates that Translate Bio may develop, all of which risks are enhanced by the COVID-19 pandemic and may remain present following the resolution of the COVID-19 pandemic.

•

Best Strategic Alternative for Maximizing Stockholder Value. After a thorough review of strategic alternatives and discussions with management and Translate Bio’s financial and legal advisors, the Board determined that the Offer Price is more favorable to Translate Bio’s stockholders than the potential value that might result from other strategic options available, including, but not limited to, remaining a standalone public company. In particular:

•

the Board’s belief that (i) as a result of an active negotiating process, Translate Bio had obtained Sanofi’s best offer, (ii) there was substantial risk of losing Sanofi’s final offer of $38.00 per Share if Translate Bio continued to pursue a higher price and (iii) based on the conversations and negotiations with Sanofi, as of the date of the Merger Agreement, the Offer Price of $38.00 per Share represented the highest price reasonably obtainable by Translate Bio under the circumstances;

•

the Board’s belief that there was unlikely to be another acquirer of Translate Bio willing to pay a higher price than Sanofi’s final offer of $38.00 per Share, based on the fact that Translate Bio had reached out to the three large international pharmaceutical companies, other than Sanofi, that the Board believed most likely to be interested in acquiring Translate Bio and capable of delivering an attractive valuation to Translate Bio’s stockholders, and that each such party declined to participate in a potential transaction process;

•

the Board also carefully evaluated, with the assistance of its legal advisors and members of management, the risks and potential benefits associated with other strategic or financial alternatives and the potential for shareholder value creation associated with those alternatives. As part of these evaluations, the Board considered:

•

an assessment of Translate Bio’s business, assets (including product candidates), prospects, competitive position, regulatory landscape, historical and projected financial performance, short- and long-term capital needs and the nature of the industries in which Translate Bio competes; and

•

the risks associated with Translate Bio’s business and remaining a standalone public company, including: (i) the risks and costs associated with a successful launch and commercialization of MRT5005 or MRT5500; (ii) the risks related to the development and commercialization of Translate Bio’s broader portfolio of products and product candidates; and (iii) other factors affecting the revenues and profitability of biotechnology products generally.

•

Likelihood and Speed of Consummation. The Board considered the likelihood of completion of the Transactions, including the Offer and the Merger, to be high, particularly in light of the terms of the Merger Agreement and the closing conditions to the Offer and the Merger, including:

•	the financial strength of Sanofi and its ability to fund the Offer Price with cash on hand;

•	the absence of any financing condition in the Merger Agreement;

•	the business reputation and capabilities of Sanofi, including Sanofi’s track record of successfully completing merger and acquisition transactions;

•	the likelihood of obtaining the requisite regulatory approvals;

•

the limited nature of the conditions to Sanofi’s obligations to consummate the Offer and the Merger, including the definition of “Material Adverse Effect” that includes COVID-19 related carve outs and the exclusion of regulatory, preclinical, clinical and manufacturing matters relating to the products of Translate Bio, Sanofi and Translate Bio’s competitors, provides a high degree of likelihood that the Offer and the Merger will be consummated, as described in more detail in Section 11 (“The Merger Agreement; Other Agreements”) of the Offer to Purchase;

•

the fact that the completion of the Offer is conditioned on meeting the Minimum Condition (as defined below under “Item 8. Additional Information—Stockholder Approval Not Required”), which condition cannot be changed, modified or waived without the prior written consent of Translate Bio; and

•	the remedy of specific performance available to Translate Bio under the Merger Agreement in the event of breaches by Sanofi or Purchaser;

•	the fact that the Offer and the Merger are not conditioned on the approval of Sanofi’s shareholders; and

•

the structure of the Transactions as a cash tender offer for all outstanding Shares, with the expected result that a relatively short period will likely elapse before Translate Bio’s stockholders receive the Offer Price, followed by a prompt Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

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Fairness Opinion and Analyses from Centerview. The Board considered the opinion of Centerview rendered to the Board on August 2, 2021, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under “—Opinion of Centerview Partners LLC”. The full text of the written opinion of Centerview, dated August 2, 2021, which set forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in rendering the opinion, has been included as Annex I to this Schedule 14D-9 and is incorporated herein by reference.

•

Opportunity to Receive Unsolicited Alternative Proposals and to Terminate the Merger Agreement in Order to Accept a Superior Proposal. The Board considered the terms of the Merger Agreement permitting Translate Bio to receive unsolicited alternative proposals, and the other terms and conditions of the Merger Agreement, including:

•	Translate Bio’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made prior to the time that the Offer is consummated;

•

the provision in the Merger Agreement allowing the Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer, subject to payment of a termination fee of $96,000,000, which amount the Board believed to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals; and

•

the ability of the Board under the Merger Agreement to withdraw or modify its recommendation that Translate Bio’s stockholders tender their Shares to Sanofi pursuant to the Offer in certain circumstances, including in connection with a superior offer or a material event or development constituting a change in circumstances, subject to payment of the termination fee.

•	Availability of Appraisal. The Board also considered the availability of appraisal rights under the DGCL to holders of shares of common stock who do not tender their Shares in the Offer and comply with all of the required procedures under the DGCL, which provides those eligible stockholders with an opportunity to have a Delaware court determine the fair value of their shares, which may be more than, less than, or the same as the amount such stockholders would have received under the Merger Agreement.

The Board also considered a variety of risks and other potentially negative reasons in determining whether to approve the Merger Agreement and the Transactions, including the following:

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the fact that the Offer Price, while providing relative certainty of value, would not allow Translate Bio’s stockholders to participate in the possible growth and potential future earnings of Translate Bio following the completion of the Transactions, including potential positive outcomes in Translate Bio’s drug candidates, which could result if Translate Bio remained an independent, publicly traded company;

•

the fact that the pendency of the Merger may cause Translate Bio to experience disruptions to its business operations and future prospects, including its relationships with its employees, vendors and partners and others that do business or may do business in the future with Translate Bio and the effect of such disruptions on Translate Bio’s operating results in the event that the Transactions are not consummated in a timely manner;

•	the potential risk of diverting management attention and resources from the operation of Translate Bio’s business and towards completion of the Offer and the Merger;

•

the interests of Translate Bio’s executive officers and directors and the fact that Translate Bio’s executive officers and directors may be deemed to have interests in the Transactions, including the Offer and the Merger, that may be different from or in addition to those of Translate Bio’s stockholders, generally, as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Translate Bio and its Executive Officers, Directors and Affiliates” above;

•	the costs involved in connection with entering into and completing the Transactions and related actions;

•

the risk that the Offer and other Transactions are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a superior offer) on:

•

the trading price of Translate Bio’s common stock, which could be adversely affected by many factors, including (i) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting Translate Bio, (ii) the possibility that the marketplace would consider Translate Bio to be an unattractive acquisition candidate and (iii) the possible sale of Shares by investors following the announcement of a termination of the Merger Agreement;

•	Translate Bio’s ability to attract and retain key personnel and other employees;

•

Translate Bio’s relationships with its employees, vendors and partners and others that do business or may do business in the future with Translate Bio, including management and certain other employees who will have expended considerable time and effort to consummate the Transactions; and

•	Translate Bio’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Transactions;

•

the effect of the non-solicitation provisions of the Merger Agreement that restrict Translate Bio’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire Translate Bio, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, Translate Bio will be required to pay a termination fee of $96,000,000, which could discourage certain alternative proposals for an acquisition of Translate Bio within 12 months of the date of termination of the Merger Agreement or adversely affect the valuation that might be proposed by a third party;

•	the fact that the gain realized by Translate Bio’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

•

the effect of the restrictions in the Merger Agreement on the conduct of Translate Bio’s business prior to the consummation of the Merger, which may delay or prevent Translate Bio from undertaking business opportunities that may arise prior to the consummation of the Merger or any other action Translate Bio would otherwise take with respect to the operations of Translate Bio absent the pending Merger; and

•	other risks of the type and nature as further described below in the section captioned “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements” below.

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger with the potential benefits of the Transactions, the Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Translate Bio and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, (iii) approved the execution, delivery and performance by Translate Bio of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the stockholders of Translate Bio (other than Sanofi and its wholly owned subsidiaries) tender their Shares to Purchaser pursuant to the Offer.

The foregoing discussion of the Board’s reasons for its recommendation that Translate Bio’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer is not meant to be exhaustive, but addresses the material information and reasons considered by the Board in connection with its recommendation. In view of the wide variety of factors considered by the Board in connection with the evaluation of the Offer and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, Translate Bio’s directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Board considered the interests of Translate Bio’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements” above.

(iii)	Certain Financial Projections

Translate Bio does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the evaluation of a proposed transaction, at the direction of the Board, management of Translate Bio prepared certain non-public, unaudited prospective financial information for fiscal years 2021 through 2049, based on its view of the prospects for Translate Bio, including with respect to MRT5005, MRT5500, and certain other drug candidates in the early stages of research and development (the “Projections”).

The Projections were provided to the Board in considering, analyzing and evaluating the Transactions. In addition, the Projections were provided to Centerview, Translate Bio’s financial advisor, and were relied upon by Centerview in connection with the rendering of its fairness opinion to the Board and in performing the related financial analyses as described in “—Opinion of Centerview Partners LLC” and were the only financial projections with respect to Translate Bio used by Centerview in performing such financial analyses. The Projections were not provided to Sanofi. Management of Translate Bio modeled the Projections based on its reasonable best estimates and assumptions with respect to the future financial performance of Translate Bio on a standalone basis, including but not limited to the timing of approval for MRT5005 and MRT5500.

Translate Bio is summarizing the Projections in this Schedule 14D-9 to provide holders of Shares access to certain non-public, unaudited prospective financial information that was prepared for the Board for purposes of considering and evaluating Sanofi’s proposal. Translate Bio makes and has made no representation to Sanofi or Purchaser, in the Merger Agreement or otherwise, concerning any projected financial information.

These Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to Translate Bio management at the time the Projections were created. The Projections reflect a risk-adjusted outlook, based on certain internal assumptions prepared by Translate Bio management about the probability of technical success and regulatory approvals, launch timing, epidemiology, pricing, sales ramp, market growth, market share, competition, market exclusivity, research and development expenses, general and administrative expenses, effective tax rate and utilization of net operating losses and other relevant factors related to Translate Bio’s long-range operating plan.

Cautionary Note About the Projections

The Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond Translate Bio’s control. The Projections reflect numerous estimates and assumptions made by Translate Bio’s management, based on information available at the time the Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions, and matters specific to Translate Bio’s products and product candidates, all of which are difficult to predict and many of which are beyond Translate Bio’s control. As a result, there can be no assurance that the Projections accurately reflect future trends or accurately estimate the future market for Translate Bio’s products and product candidates, and it is possible that other therapeutic options will be preferable. The Projections also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, the timing of achieving regulatory approval for Translate Bio’s products and product candidates and Translate Bio’s development of such products and product candidates for additional indications, the risks related to Translate Bio’s investments and efforts to scale up its global supply chains and the impact thereof on gross margins, clinical trials (including the funding therefor, anticipated patient enrollment, trial outcomes, timing or associated costs), regulatory applications and related timelines, including the filing and approval timelines, out-licensing arrangements, forecasts of future operating results, potential collaborations, the impact of competitive products and pricing, capital raising activities, and the timing for bringing any product candidate to market, the effect of global economic conditions, the cost and effect of changes in tax and other legislation, the factors described under “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements” and other risk factors described in Translate Bio’s annual report on Form 10-K for the fiscal year ended December 31, 2020, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Projections may be affected by Translate Bio’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown.

Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can also be no assurance that Translate Bio will obtain and maintain any of the regulatory approvals necessary for the commercialization of MRT5005 and MRT5500 or any of its other products or product candidates, or that Translate Bio’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that Translate Bio may commercialize. Since the Projections cover a long period of time, the Projections by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of Translate Bio’s products and product candidates.

In light of the foregoing factors and the uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Projections. The Projections were not prepared with a view toward public disclosure. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that Translate Bio or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such or construed as financial guidance. Neither Translate Bio nor any of its affiliates, advisors (including its financial advisor) or representatives assumes any responsibility for the accuracy of this information. Neither Translate Bio nor any of its respective affiliates, advisors (including its financial advisor), officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. Translate Bio does not intend to make publicly available any update or other revision to the Projections, except as may otherwise be required by law. Neither Translate Bio nor any of its respective affiliates, advisors (including its financial advisor), officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of Translate Bio compared to the information contained in the Projections, the likelihood that the Projections will be achieved, the results of Translate Bio’s clinical trials, the effectiveness or marketability of Translate Bio’s products or product candidates or the overall future performance of Translate Bio. The Projections were prepared based on Translate Bio’s continued operation as a standalone, publicly traded company and do not take into account the Offer, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Projections are subjective in many respects and are thus subject to interpretation.

The Projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Projections were provided to the Board and to Centerview to evaluate the transactions contemplated by the Merger Agreement. The Projections may differ from publicly available analyst estimates, and the Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.

Certain of the Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used in the Projections may not be comparable to similarly titled measures used by other companies. Translate Bio has not provided reconciliations of the non-GAAP Projections to the comparable GAAP measure due to no reasonably accessible or reliable comparable GAAP measures for these measures and because of the inherent difficulty in forecasting and quantifying these measures that are necessary for such reconciliation. In the view of Translate Bio’s management, the Projections were prepared on a reasonable basis based on the information available to Translate Bio’s management at the time of their preparation.

TRANSLATE BIO DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE NO LONGER APPROPRIATE.

Set forth below are summaries of the Projections, which were relied upon by Centerview as the basis for the rendering of its fairness opinion described in “—Opinion of Centerview Partners LLC” (and were the only financial projections with respect to Translate Bio used by Centerview in rendering its opinion). The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Projections.

Projections

	Fiscal Year Ending December 31,
($ millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Total Net Revenue	$116	$146	$194	$162	$105	$105	$104	$269	$554	$686	$812	$831	$941	$905	$1,016
Gross Profit	$116	$146	$194	$162	$105	$105	$104	$239	$499	$614	$729	$745	$847	$804	$904
Total R&D Expense	$(145)	$(150)	$(172)	$(146)	$(173)	$(170)	$(188)	$(179)	$(181)	$(164)	$(142)	$(145)	$(135)	$(220)	$(128)
Total SG&A Expense	$(43)	$(50)	$(55)	$(60)	$(69)	$(71)	$(83)	$(95)	$(98)	$(101)	$(104)	$(108)	$(117)	$(125)	$(138)
EBIT(1)	$(72)	$(54)	$(32)	$(43)	$(136)	$(136)	$(166)	$(36)	$220	$349	$483	$492	$596	$459	$638

	Fiscal Year Ending December 31,
($ millions)	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E	2047E	2048E	2049E
Total Net Revenue	$1,187	$1,392	$1,584	$1,660	$1,787	$1,889	$1,973	$2,066	$2,044	$2,011	$2,006	$1,958	$1,879	$1,819
Gross Profit	$1,058	$1,242	$1,415	$1,475	$1,590	$1,678	$1,751	$1,831	$1,816	$1,792	$1,791	$1,752	$1,683	$1,632
Total R&D Expense	$(133)	$(137)	$(142)	$(147)	$(153)	$(158)	$(163)	$(168)	$(169)	$(172)	$(174)	$(177)	$(181)	$(186)
Total SG&A Expense	$(157)	$(179)	$(200)	$(217)	$(232)	$(247)	$(261)	$(275)	$(284)	$(292)	$(302)	$(306)	$(307)	$(308)
EBIT(1)	$769	$926	$1,073	$1,111	$1,205	$1,273	$1,327	$1,387	$1,363	$1,328	$1,315	$1,269	$1,195	$1,138

(1)	EBIT is earnings before interest expenses and taxes.

At the direction of Translate Bio’s management, based on the Projections and other projected financial information provided by Translate Bio management, Centerview calculated the unlevered free cash flows of Translate Bio for fourth quarter of fiscal year 2021 and fiscal years 2022 through 2049 for use in its final financial analyses relating to the Projections. The unlevered free cash flow analyses based on the Projections were the only unlevered free cash flow analyses used by Centerview as the basis for the rendering of its fairness opinion described in “—Opinion of Centerview Partners LLC”. The following is a summary of the unlevered free cash flows, which were calculated, based on the Projections and other Translate Bio management projected financial information, as earnings before interest expenses and taxes (“EBIT”), less tax expense, less capital expenditures, plus depreciation and amortization, less changes in net working capital, in each case based on the Projections or other projected financial information provided by Translate Bio management. For purposes of calculating the discounted cash flow, Centerview calculated the estimated (i) taxes saved from NOLs of $46 million, $59 million, $81 million and $6 million for years 2029-2032, respectively, based on a tax rate of 21%, and (ii) impact of the cost of a $250 million equity raise in 2026. The values in the table below do not take into account the effect of NOL usage and the cost of future capital raises.

	Fiscal Year Ending December 31,
($ millions)	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
EBIT	$(72)	$(54)	$(32)	$(43)	$(136)	$(136)	$(166)	$(36)	$220	$349	$483	$492	$596	$459	$638
Less: Tax Expense (if Profitable)	—	—	—	—	—	—	—	—	$(46)	$(73)	$(102)	$(103)	$(125)	$(96)	$(134)
Less: Capital Expenditures	$(15)	$(10)	$(11)	$(12)	$(13)	$(14)	$(14)	$(15)	$(15)	$(15)	$(16)	$(16)	$(17)	$(17)	$(18)
Plus: Depreciation & Amortization	$13	$15	$16	$18	$20	$14	$14	$15	$15	$15	$16	$16	$17	$17	$18
Plus/ Less: Change in Net Working Capital	—	$(2)	$(4)	$(3)	$(0)	$(0)	$(0)	$(15)	$(28)	$(15)	$(11)	$(4)	$(10)	$4	$(12)
Unlevered Free Cash Flow	$(74)	$(51)	$(31)	$(41)	$(130)	$(136)	$(167)	$(51)	$146	$261	$371	$385	$460	$367	$492

	Fiscal Year Ending December 31,
($ millions)	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E	2047E	2048E	2049E
EBIT	$769	$926	$1,073	$1,111	$1,205	$1,273	$1,327	$1,387	$1,363	$1,328	$1,315	$1,269	$1,195	$1,138
Less: Tax Expense (if Profitable)	$(161)	$(195)	$(225)	$(233)	$(253)	$(267)	$(279)	$(291)	$(286)	$(279)	$(276)	$(266)	$(251)	$(239)
Less: Capital Expenditures	$(18)	$(19)	$(20)	$(20)	$(21)	$(21)	$(22)	$(23)	$(23)	$(24)	$(25)	$(26)	$(26)	$(27)
Plus: Depreciation & Amortization	$18	$19	$20	$20	$21	$21	$22	$23	$23	$24	$25	$26	$26	$27
Plus/Less: Change in Net Working Capital	$(17)	$(21)	$(19)	$(8)	$(13)	$(10)	$(8)	$(9)	$2	$3	$1	$5	$8	$6
Unlevered Free Cash Flow	$590	$711	$828	$870	$939	$996	$1,040	$1,087	$1,079	$1,052	$1,039	$1,007	$952	$905

(iv)	Opinion of Centerview Partners LLC

Translate Bio retained Centerview as financial advisor to the Board in connection with the Transactions. In connection with this engagement, the Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than (i) Shares that are outstanding immediately prior to the Effective Time and that are held by holders who are entitled to demand appraisal rights under Section 262 of the DGCL and who have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL and (ii) Shares held, immediately prior to the Effective Time by Translate Bio (or held in Translate Bio’s treasury) or by Sanofi or any direct or indirect wholly owned subsidiary of Sanofi (other than Purchaser) (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of Translate Bio or Sanofi, “Excluded Shares”)) of the Consideration proposed to be paid to such holders pursuant to the Merger Agreement. On August 2, 2021, Centerview rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Consideration proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated August 2, 2021, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex I. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Translate Bio as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated July 31, 2021, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	Annual Reports on Form 10-K of Translate Bio for the years ended December 31, 2020, December 31, 2019 and December 31, 2018;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Translate Bio;

•	certain publicly available research analyst reports for Translate Bio;

•	certain other communications from Translate Bio to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Translate Bio, including certain financial forecasts, analyses and projections relating to Translate Bio prepared by management of Translate Bio and furnished to Centerview by Translate Bio for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of Translate Bio regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data for Translate Bio and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Translate Bio’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Translate Bio’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Translate Bio as to the matters covered thereby and Centerview relied, at Translate Bio’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Translate Bio’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Translate Bio, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Translate Bio. Centerview assumed, at Translate Bio’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at Translate Bio’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Translate Bio, or the ability of Translate Bio to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, Translate Bio’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Translate Bio or in which Translate Bio might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Translate Bio or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Translate Bio or any party, or class of such persons in connection with the Transactions, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of Translate Bio as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated August 2, 2021. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Translate Bio. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Translate

Bio or any other parties to the Transactions. None of Translate Bio, Sanofi, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Translate Bio do not purport to be appraisals or reflect the prices at which Translate Bio may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 2, 2021 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

Centerview reviewed certain financial information of Translate Bio and compared it to corresponding financial information of certain publicly traded biopharmaceutical companies that Centerview selected based on its experience and professional judgment (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion). Although none of the selected companies is directly comparable to Translate Bio, the companies listed below were chosen by Centerview because, among other reasons, they are publicly traded biopharmaceutical companies with certain operational, business or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of Translate Bio.

However, because none of the selected companies is exactly the same as Translate Bio, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of Translate Bio and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of August 2, 2021, Centerview calculated, for each selected company, such company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents), which is referred to, with respect to the selected companies, as “Enterprise Value.”

The selected companies are summarized below:

Selected Company	Enterprise Value ($ in millions)
Arcturus Therapeutics Holdings Inc.	$459
Avidity Biosciences, Inc.	$507
Editas Medicine, Inc.	$2,157
Forma Therapeutics Holdings, Inc.	$605
Passage Bio, Inc.	$220
Pliant Therapeutics, Inc.	$554
Sangamo Therapeutics, Inc.	$783
Stoke Therapeutics, Inc.	$881
Taysha Gene Therapies, Inc.	$517
uniQure N.V.	$752

Median	$579

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Enterprise Values of $500 million to $2.0 billion. In selecting this reference range, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of Translate Bio and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related, among other things, to the differing sizes, growth prospects, clinical and commercial profiles and degree of operational risk between Translate Bio and such comparable companies. Applying this range of Enterprise Values and adding to it Translate Bio’s estimated net cash of $604 million as of September 30, 2021, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options) as of July 30, 2021 as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $13.95 to $31.40, rounded to the nearest $0.05. Centerview then compared this range to the Consideration of $38.00 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transaction Analysis

Centerview reviewed and compared certain information relating to the following selected transactions involving biopharmaceutical companies (which transactions are referred to as the “selected transactions” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to Translate Bio and the Transactions. Although none of the selected transactions is directly comparable to the Transactions, the transactions listed below were chosen by Centerview because, among other reasons, their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. Centerview used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operational, business or financial characteristics that, for purposes of this analysis, may be considered similar to those of Translate Bio.

However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transactions, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected precedent transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of Translate Bio and each target company as well as the Transactions and the selected transactions that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources, as of the time of the announcement of the relevant transactions, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents) implied for each target company based on the consideration payable in the applicable selected transaction, in each case excluding any contingent payments, which amount is referred to, with respect to the selected transactions, as “Transaction Value.”

Date Announced	Target	Acquiror	Transaction Value ($ in millions)
12/15/20	Prevail Therapeutics, Inc.*	Eli Lilly and Company	$785
10/26/20	Asklepios BioPharmaceutical, Inc.*	Bayer Aktiengesellschaft	$2,000
09/21/20	Inflazome, Ltd.	Roche Holding AG	$451
08/17/20	Principia Biopharma, Inc.	Sanofi	$3,364
12/02/19	Audentes Therapeutics, Inc.	Astellas Pharma, Inc.	$2,675
10/10/19	Ra Pharmaceuticals, Inc.	UCB S.A.	$2,191
03/04/19	Nightstar Therapeutics plc	Biogen Inc.	$719

Date Announced	Target	Acquiror	Transaction Value ($ in millions)
09/26/18	Syntimmune, Inc.*	Alexion Pharmaceuticals, Inc.	$400
05/23/17	True North Therapeutics, Inc.*	Bioverativ, Inc.	$400

Median			$785

*	Denotes transactions with contingent consideration. Transaction Values exclude contingent payments.

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Transaction Values of $800 million to $2.5 billion. In selecting this range of Transaction Values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of Translate Bio and the target companies included in the selected transactions and other factors that could affect each transaction or other values in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related, among other things, to the differing sizes, growth prospects, clinical and commercial profiles and degree of operational risk between Translate Bio and such target companies. Applying this range of Transaction Values and adding to it Translate Bio’s estimated net cash of $604 million as of September 30, 2021, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options) as of July 30, 2021 and as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $17.50 to $37.10, rounded to the nearest $0.05. Centerview then compared this range to the Consideration of $38.00 per Share in cash, without interest, proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of Translate Bio based on the Projections and calculations of risk adjusted, after-tax unlevered free cash flows based on the Projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of September 30, 2021 using discount rates ranging from 11.0% to 13.0% (reflecting Centerview’s analysis of Translate Bio’s weighted average cost of capital), determined using the “Capital Asset Pricing Model” and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for a comparable group of companies) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Translate Bio over the period beginning on October 1, 2021 and ending on December 31, 2049, utilized by Centerview based on the Projections, (ii) an implied terminal value of Translate Bio, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2049 at a rate of free cash flow decline of 20% year over year (with the exception of platform and overhead research and development and general and administrative cash flows for which a 2% perpetuity growth rate was applied), as directed by Translate Bio’s management, (iii) tax savings from usage of Translate Bio’s estimated federal net operating losses of $239 million as of December 31, 2020 and future losses and (b) adding to the foregoing results Translate Bio’s estimated net cash of $604 million as of September 30, 2021 and the present value of the estimated cost of a $250 million equity raise in 2026 at a 10% discount and a 5% spread, as set forth in the Projections. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options) as of July 30, 2021, as set forth in the Internal Data, resulting in a range of implied equity values per Share of $26.55 to $35.70, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Consideration of $38.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Board certain additional factors solely for informational purposes, including, among other things, the following:

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Historical Stock Price Trading Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended August 2, 2021, which reflected low and high stock closing prices for Translate Bio during such period of $12.43 to $36.09 per Share.

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Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of August 2, 2021, which indicated low and high stock price targets for Translate Bio ranging from $19.00 to $45.00 per Share.

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Premia Paid Analysis. Centerview performed an analysis of premiums paid in the selected transactions involving publicly traded biopharmaceutical companies, as set forth above in “Selected Precedent Transactions Analysis,” for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to (a) the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction and (b) the closing price of the target company’s common stock for the date one day prior to the date on which Sanofi launched an “mRNA Center of Excellence” dedicated to vaccines. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 60% to 80% to Translate Bio’s closing stock price on (i) August 2, 2021 (the last trading day before the public announcement of the Transactions) of $29.15, which resulted in an implied price range of approximately $46.65 to $52.45 per Share, rounded to the nearest $0.05 and (ii) June 28, 2021 (the last trading day before Sanofi launched an “mRNA Center of Excellence” dedicated to vaccines) of $22.81, which resulted in an implied price range of approximately $36.50 to $41.06 per Share.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of Translate Bio with respect to the Consideration or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between Translate Bio and Sanofi and was approved by the Board. Centerview provided advice to Translate Bio during these negotiations. Centerview did not, however recommend any specific amount of consideration to Translate Bio or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview had not been engaged on a fee paying basis to provide financial advisory or other services to Translate Bio, and Centerview did not receive any compensation from Translate Bio during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged on a fee paying basis to provide financial advisory or other services to Sanofi or Purchaser, and Centerview did not receive any compensation from Sanofi or Purchaser during such period. In addition, in 2019 and 2020, Centerview’s restructuring group was engaged on a fee paying basis to provide financial advisory services unrelated to Translate Bio or the Transactions to a financial creditor group (of which one or more affiliates of The Baupost Group, L.L.C. (“Baupost”) was a member) in connection with a restructuring involving the relevant issuer, and Centerview received between $5 million and $10 million in aggregate compensation for such services. Centerview may provide financial advisory and other services to or with respect to Translate Bio or Sanofi or their respective affiliates, including Translate Bio’s shareholder, Baupost and its affiliates, in the future, for which Centerview may receive compensation. Certain (i) of Centerview’s and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Translate Bio, Sanofi, or any of their respective affiliates, including Baupost and its affiliates, or any other party that may be involved in the Transactions.

The Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience in providing M&A advisory services to the biopharmaceutical industry. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Board, Translate Bio has agreed to pay Centerview an aggregate fee of approximately $47.5 million, $1.5 million of which was payable upon the rendering of Centerview’s opinion and approximately $46.0 million of which is payable contingent upon consummation of the Offer. In addition, Translate Bio has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

(v)	Intent to Tender

As of August 9, 2021, our directors and executive officers, as a group, beneficially owned 3,712,263 Shares (excluding shares of capital stock of Translate Bio issuable upon the exercise of Stock Options or subject to RSUs), representing approximately 4.9% of the then outstanding Shares. To our knowledge, after making reasonable inquiry, all of our executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Shares held of record and beneficially by such persons immediately prior to the Expiration Time. However, other than the applicable Support Agreement, which was entered into by Mr. Renaud concurrently with the signing of the Merger Agreement, there are no agreements requiring them to do so. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Person/Assets Retained, Employed, Compensated or Used.

Pursuant to Centerview’s engagement letter with Translate Bio, Translate Bio retained Centerview as its financial advisor in connection with the Offer and the Merger and to render Centerview’s opinion to the Board referred to in “Item 4. The Solicitation or Recommendation” above. Centerview’s opinion to the Board does not constitute a recommendation to any stockholder of Translate Bio as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. In connection with Centerview’s services as a financial advisor to the Board, Translate Bio has agreed to pay Centerview an aggregate fee of approximately $47.5 million, $1.5 million of which was payable upon the rendering of

Centerview’s opinion and approximately $46.0 million of which is payable contingent upon consummation of the Offer. In addition, Translate Bio has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Neither Translate Bio nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Translate Bio on its behalf with respect to the Offer, the Merger or related matters.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to our Shares have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including the exhibits hereto), Translate Bio is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of Translate Bio’s securities by Translate Bio, Translate Bio’s subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Translate Bio or Translate Bio’s subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Translate Bio or any subsidiary of Translate Bio, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Translate Bio.

As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited acquisition proposal, as described in more detail in Section 11 (The Merger Agreement; Other Agreements) of the Offer to Purchase.

Item 8.	Additional Information.

Conditions to the Offer

The information set forth in Section 15 (Conditions of the Offer) of the Offer to Purchase is incorporated herein by reference.

Stockholder Approval Not Required

On August 2, 2021, our Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, Translate Bio and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, (iii) approved the execution, delivery and performance by Translate Bio of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (iv) resolved to recommend that the stockholders of Translate Bio (other than Sanofi and its wholly owned subsidiaries) tender their Shares to Purchaser pursuant to the Offer. If Purchaser acquires, pursuant to the Offer, a number of Shares that, when considered together with all other Shares (if any) otherwise beneficially owned by Sanofi or any of its wholly owned subsidiaries (including Purchaser), represent at least one more than 50% of the total number of Shares outstanding at the Expiration Time (the “Minimum Condition”), Purchaser will be able to effect the Merger after consummation of the Offer pursuant to Section 251(h) of the DGCL, without a vote by our stockholders.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.”

In accordance with the provisions of Section 203 of the DGCL, our Board has approved the Merger Agreement and the Transactions, as described in “Item 4. The Solicitation or Recommendation” above, for purposes of Section 203 of the DGCL.

Notice of Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Translate Bio who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that Translate Bio will take no action to perfect any appraisal rights of any stockholder.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that the Company’s stockholders exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex II carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

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prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to Translate Bio at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform Translate Bio of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to Translate Bio, 29 Hartwell Avenue, Lexington, Massachusetts 02421, Attention: Paul Burgess, Chief Legal Officer and Chief Operating Officer. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. Translate Bio is under no obligation to and has no present intention to file a petition and holders should not assume that Translate Bio will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given to the stockholder within 10 days after a request by such stockholder for the information has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares (a “Dissenting Stockholder,” and such Shares, “Dissenting Shares”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Dissenting Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Dissenting Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder, who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Legal Proceedings

There are currently no legal proceedings relating to the Transactions.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisitions of voting securities or assets may not be consummated until Premerger Notification and Report Forms have been filed for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to the acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Under the terms of the Merger Agreement, Sanofi and Translate Bio have agreed to file their Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger no later than ten business days after the date of the Merger Agreement. On August 12, 2021, Translate Bio and Sanofi filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division. Under the HSR Act, the required waiting period will expire at 11:59 p.m., Eastern Time on August 27, 2021, unless earlier terminated by the FTC and the Antitrust Division, Sanofi pulls and refiles its Premerger Notification and Report Form restarting the waiting period, or Sanofi receives a request for additional information or documentary material. Expiration or termination of the HSR Act’s waiting period is a condition to the consummation of the Offer.

In addition to the filing under the HSR Act, the U.S. federal antitrust agencies, foreign competition law authorities, U.S. state attorneys general, or private persons may bring legal action under competition or antitrust law seeking to enjoin the Transaction, seeking to add conditions to the completion of the Offer or, if Shares have already been acquired, seeking to require disposition of such Shares. There can be no assurance that a challenge to the Offer on competition or antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action results in a judgment, temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the acquisition of Shares in the Offer or Merger, Sanofi may not be obligated to consummate the Offer or the Merger.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although Translate Bio ’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Translate Bio, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, risks related to Translate Bio’s and Sanofi’s ability to complete the acquisition on the proposed terms or on the proposed timeline, including the receipt of required regulatory approvals, the possibility that competing offers will be made, other risks associated with executing business combination transactions, such as disruption from the proposed acquisition making it more difficult to conduct business as usual or to maintain relationships with customers, employees, manufacturers, suppliers or patient groups, as well as other risks related to Translate Bio’s business, including the ability to grow sales and revenues from existing products and to develop, commercialize or market new products, competition, the uncertainties inherent in research and development, including future clinical data and analysis, regulatory obligations and oversight by regulatory authorities, such as the FDA or the EMA, including decisions of such authorities regarding whether and when to approve any drug, device or biological application that may be filed for any product candidates as well as decisions regarding labelling and other matters that could affect the availability or commercial potential of any product candidates, the absence of a guarantee that any product candidates, if approved, will be commercially successful, the future approval and commercial success of therapeutic alternatives, risks associated with Translate Bio’s intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that COVID-19 will have on Translate Bio and its customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on Translate Bio’s employees and on the global economy as a whole. Any material effect of COVID-19 on any of the foregoing could also adversely impact Translate Bio. This situation is changing rapidly and additional impacts may arise of which Translate Bio is not currently aware and may exacerbate other previously identified risks.

While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could have a material adverse effect on companies’ consolidated financial condition or results of operations. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the public filings with the SEC made by Translate Bio, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Translate Bio’s annual report on Form 10-K for the year ended December 31, 2020, quarterly reports on Form 10-Q and current reports on Form 8-K filed with the SEC. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Translate Bio does not undertake any obligation to update or revise any forward-looking information or statements.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 16, 2020 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Sanofi and Vector Merger Sub, Inc. filed August 16, 2021 (the “Schedule TO”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal on August 16, 2021 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Joint Press Release issued by Sanofi and Translate Bio, dated August 3, 2021 (incorporated by reference to Exhibit 99.3 to Translate Bio’s Current Report on Form 8-K filed August 3, 2021).

(a)(5)(B)	Translate Bio email to all employees, first made available on August 3, 2021 (incorporated by reference to Exhibit 99.1 to Translate Bio’s Schedule 14D9-C, filed August 3, 2021).

(a)(5)(C)	Translate Bio employee FAQ, first made available on August 3, 2021 (incorporated by reference to Exhibit 99.2 to Translate Bio’s Schedule 14D9-C, filed August 3, 2021).

(a)(5)(D)	Translate Bio letter to partners and suppliers, first made available on August 3, 2021 (incorporated by reference to Exhibit 99.3 to Translate Bio’s Schedule 14D9-C, filed August 3, 2021).

(a)(5)(E)	Translate Bio social media posts, first made available on August 3, 2021 (incorporated by reference to Exhibit 99.1 to Translate Bio’s Schedule 14D9-C, filed August 3, 2021).

(a)(5)(F)	Sanofi letter to Translate Bio employees, first made available on August 3, 2021 (incorporated by reference to Exhibit 99.2 to Sanofi’s Schedule TO-C filed August 3, 2021).

(a)(5)(G)	Sanofi letter to Sanofi employees, first made available on August 3, 2021 (incorporated herein by reference to Exhibit 99.3 to Sanofi’s Schedule TO-C, filed with the SEC on August 3, 2021).

(a)(5)(H)	Opinion of Centerview Partners LLC, dated August 2, 2021 (included as Annex I to this Schedule 14D-9).*

(e)(1)	Agreement and Plan of Merger, dated as of August 2, 2021, among Sanofi, Vector Merger Sub, Inc. and Translate Bio, Inc. (incorporated herein by reference to Exhibit 2.1 to Translate Bio’s Current Report on Form 8-K, filed with the SEC on August 3, 2021).

(e)(2)	Tender and Support Agreement, dated as of August 2, 2021, by and between Sanofi and Baupost Group Securities, L.L.C. (incorporated herein by reference to Exhibit 99.1 to Translate Bio’s Current Report on Form 8-K, filed with the SEC on August 3, 2021).

(e)(3)	Tender and Support Agreement dated as of August 2, 2021, by and between Sanofi and Ronald C. Renaud, Jr., The Ronald C. Renaud, Jr. Trust—2007 and Ronald Renaud 2014 Irrevocable Family Trust (incorporated herein by reference to Exhibit 99.2 to Translate Bio’s Current Report on Form 8-K, filed with the SEC on August 3, 2021).

(e)(4)	Definitive Proxy Statement of Translate Bio, Inc. on Schedule 14A (incorporated herein by reference to Translate Bio’s Form DEF 14A, filed with the SEC on April 19, 2021).

(e)(5)	Confidentiality Agreement, dated as of July 23, 2020, by and between Translate Bio and Sanofi (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(6)	2016 Stock Incentive Plan, as amended, incorporated by reference to Translate Bio’s S-1 filed on June 1, 2018

Exhibit No.	Description

(e)(7)	Form of Incentive Stock Option Agreement under the 2016 Stock Incentive Plan, incorporated by reference to Translate Bio’s S-1 filed with the SEC on June 1, 2018

(e)(8)	Form of Nonstatutory Stock Option Agreement under the 2016 Stock Incentive Plan, incorporated by reference to Translate Bio’s S-1 filed with the SEC on June 1, 2018

(e)(9)	2018 Equity Incentive Plan, incorporated by reference to Translate Bio’s S-1 filed with the SEC on June 1, 2018

(e)(10)	Form of Stock Option Agreement under the 2018 Equity Incentive Plan (Single Trigger Acceleration), incorporated by reference to Translate Bio’s S-1 filed with the SEC on June 1, 2018

(e)(11)	Form of Stock Option Agreement under the 2018 Equity Incentive Plan (Double Trigger Acceleration), incorporated by reference to Translate Bio’s S-1 filed with the SEC on June 1, 2018

(e)(12)	2018 Employee Stock Purchase Plan, incorporated by reference to Translate Bio’s S-1 filed with the SEC on June 1, 2018

(e)(13)	Second Amended and Restated Director Compensation Plan, adopted June 16, 2021., incorporated by reference to Translate Bio’s 10-Q filed with the SEC on August 5, 2021

(e)(14)	Translate Bio, Inc. 2021 Inducement Stock Incentive Plan, incorporated by references to Translate Bio’s 10-K filed with the SEC on March 1, 2021

(e)(15)	Form of Stock Option Agreement under the 2021 Inducement Stock Incentive Plan (No Acceleration), incorporated by references to Translate Bio’s 10-K filed with the SEC on March 1, 2021

(e)(16)	Form of Stock Option Agreement under the 2021 Inducement Stock Incentive Plan (Double Trigger Acceleration), incorporated by references to Translate Bio’s 10-K filed with the SEC on March 1, 2021

(e)(17)	Form of Stock Option Agreement under the 2021 Inducement Stock Incentive Plan (Single Trigger Acceleration), incorporated by references to Translate Bio’s 10-K filed with the SEC on March 1, 2021

(e)(18)	Letter Agreement, dated October 31, 2014, by and between the Registrant and Ronald C. Renaud, Jr., incorporated by reference to Translate Bio’s S-1 filed with the SEC on June 1, 2018

(e)(19)	Amendment to Letter Agreement, dated March 11, 2020, by and between the Registrant and Ronald C. Renaud, Jr., incorporated by reference to Translate Bio’s 10-K filed with the SEC on March 12, 2020

(e)(20)	Letter Agreement, dated March 22, 2021, by and between the Registrant and Brendan Smith, incorporated by reference to Translate Bio’s 10-Q filed with the SEC on August 5, 2021

(e)(21)	Letter Agreement, dated March 18, 2021, by and between the Registrant and E. Rand Sutherland, incorporate by reference to Translate Bio’s 10-Q filed with the SEC on May 6, 2021

(e)(22)	Amended and Restated Employment Agreement, dated March 11, 2020, by and between the Registrant and Richard Wooster, incorporated by reference to Translate Bio’s 10-K filed with the SEC on March 12, 2020

(e)(23)	Amended and Restated Employment Agreement, dated March 11, 2020, by and between Registrant and Ann Barbier, incorporate by reference to Translate Bio’s 10-Q filed with the SEC on May 6, 2021

(e)(24)	Amended and Restated Employment Agreement, dated March 11, 2020, by and between Registrant and Paul Burgess, incorporate by reference to Translate Bio’s 10-Q filed with the SEC on May 6, 2021

Exhibit No.	Description

(e)(25)	Form of Indemnification Agreement between Translate Bio and each of its Executive Officers and Directors (incorporated herein by reference to Exhibit 10.3 to Translate Bio’s Registration Statement on Form S-1, as filed with the SEC on June 1, 2018).

(e)(26)	Restated Certificate of Incorporation of Translate Bio (incorporated herein by reference to Exhibit 3.1 to Translate Bio’s Current Report on Form 8-K, filed with the SEC on June 2, 2018).

(e)(27)	Amended and Restated Bylaws of Translate Bio (incorporated herein by reference to Exhibit 3.2 to Translate Bio’s Current Report on Form 8-K, filed with the SEC on June 2, 2018).

(e)(28)	Collaboration and License Agreement, dated June 8, 2018, by and between Translate Bio MA, Inc. and Sanofi Pasteur, Inc. (incorporated herein by reference to Exhibit 10.20 to Translate Bio’s Form S-1/A, filed with the SEC on June 12, 2018).

(e)(29)	First Amendment to the Collaboration and License Agreement, dated March 26, 2020, by and between Translate Bio MA, Inc. and Sanofi Pasteur, Inc. (incorporated herein by reference to Exhibit 10.1 to Translate Bio’s Form 10-Q, filed with the SEC on May 7, 2020)

(e)(30)	Second Amendment to the Collaboration and License Agreement, dated June 22, 2020, by and between Translate Bio MA, Inc. and Sanofi Pasteur, Inc. (incorporated herein by reference to Exhibit 10.1 to Translate Bio’s Form 10-Q, filed with the SEC on August 6, 2020)

(e)(31)	Supply Agreement, dated June 22, 2020, by and between Translate Bio MA, Inc. and Sanofi Pasteur, Inc. (incorporated herein by reference to Exhibit 10.4 to Translate Bio’s Form 10-Q, filed with the SEC on August 6, 2020)

(e)(32)	Securities Purchase Agreement, dated June 22, 2020, by and between Translate Bio and Sanofi (incorporated herein by reference to Exhibit 10.2 to Translate Bio’s Form 10-Q, filed with the SEC on August 6, 2020)

(e)(33)	Registration Rights Agreement, dated July 20, 2020, by and between Translate Bio and Sanofi (incorporated herein by reference to Exhibit 10.3 to Translate Bio’s Form 10-Q, filed with the SEC on August 6, 2020)

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRANSLATE BIO, INC.

By:	/s/ Paul Burgess
	Name:	Paul Burgess
	Title:	Chief Operating Officer, Chief Legal Officer and Secretary

Dated: August 16, 2021

Annex I

Centerview Partners LLC 31 West 52nd Street New York, NY 10019 August 2, 2021

The Board of Directors

Translate Bio, Inc.

29 Hartwell Avenue

Lexington, Massachusetts 02421

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $ 0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Translate Bio, Inc., a Delaware corporation (the “Company”), of the $38.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Sanofi, a French société anonyme (“Parent”), Vector Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $38.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become an indirect wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Dissenting Shares (as defined in the Agreement) and (ii) Shares held, immediately prior to the Effective Time (as defined in the Agreement) by the Company (or held in the Company’s treasury) or by Parent or any direct or indirect wholly owned subsidiary of Parent (other than Purchaser) (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $38.00 per Share in cash, without interest, (the $38.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the earlier to occur of (i) the date on which we advise the Board of Directors of the Company that we are prepared to render this opinion and (ii) the rendering of this opinion, and a substantial portion of which is contingent upon the consummation of the Tender Offer. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged on a fee paying basis to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged on a fee paying basis to provide financial advisory or other services to Parent or Purchaser, and we have not received any compensation from Parent or Purchaser during such period. In addition, in 2019 and 2020, our restructuring group was engaged on a fee paying basis to provide financial advisory services unrelated to the Company or the Transaction to a financial creditor group (of which one or more affiliates of The Baupost Group, L.L.C. (“Baupost”) was a member) in connection with a restructuring involving

The Board of Directors

Translate Bio, Inc.

August 2, 2021

the relevant issuer, and we received compensation for such services. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates, including the Company’s shareholder, Baupost and its affiliates, in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, including Baupost and its affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated July 31, 2021 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2020, December 31, 2019 and December 31, 2018; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters,

The Board of Directors

Translate Bio, Inc.

August 2, 2021

under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

Annex II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.